UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Index

1.
Notice to Shareholders dated April 29, 2024 – Resolutions of the AESM - Dividends and Bonus
2.
Notice to the Market dated April 30, 2024 – Filing of Form 20-F
3.
Earnings Release – 1Q2024
4.
Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024
5.
Notice to the Market dated May 8, 2024 – Moody's upgrades Cemig ratings
6.
Notice to Shareholders dated June 17, 2024 - First Payout Installment
7.
Notice to Shareholders dated June 18, 2024 - Declaration of Interest on Equity
8.
Notice to the Market dated June 27, 2024 – CEMIG suspends the auction of four SHPs/HPPs

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Leonardo George de Magalhães
	Name:	Leonardo George de Magalhães
Date: July 18, 2024	Title:	Chief Finance and Investor Relations Officer

1- Notice to Shareholders dated April 29, 2024 – Resolutions of the AESM - Dividends and Bonus

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Resolutions of the AESM - Dividends and Bonus

We hereby inform our shareholders that the Annual and Extraordinary Shareholders’ Meeting (AESM) held on this date, resolved, among other matters, the following:

1. DIVIDENDS:

a)
As for the net income for 2023, in the amount of R$5,764,273 thousand, R$3,124,577 thousand shall be allocated as mandatory dividends for Company shareholders, to be paid in two equal installments, with the first installment paid by 06/30/2024, and the second by 12/30/2024, as follows:

✓ To ratify R$2,591,459 thousand as Interest on Equity (“IOE”), already declared according to the table below;

Approval Date	Date “with rights”	Date “ex-rights”	Per common/preferred share (R$)	Total Amount R$ thousand

12/14/2023	12/21/2023	12/22/2023	0.601020796	1,322,561
09/20/2023	09/25/2023	09/26/2023	0.189942896	417,974
06/20/2023	06/23/2023	06/26/2023	0.193907405	426,698
03/22/2023	03/27/2023	03/28/2023	0.192784036	424,226
TOTAL			1.177655133	2,591,459

✓ To declare R$533,118 thousand as dividends, corresponding to R$0.24226860196 per common/preferred share, payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the AESM, that is, 04/29/2024. The shares will be traded “ex-rights” from 04/30/2024.

2. SHARE CAPITAL INCREASE AND BONUS:

a)
Increase in the Share Capital from R$11,006,853 thousand to R$14,308,909, with the issue of 660,411,207 new shares, being 220,754,287 registered common shares, at a nominal value of R$5.00 each and 439,656,920 registered preferred shares, at a nominal value of R$5.00 each, by capitalizing R$1,856,628 thousand, arising from the capital reserve, and R$1,445,428 from the retained earnings reserve, through share-based bonus, thereby distributing to shareholders a bonus of 30.00000002726% consisted of new shares of the type of the previous ones, at a nominal value of R$5.00;

b)
All shareholders of record on 04/29/2024, relating to shares traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), will be entitled to the aforementioned benefit. The shares will be traded “ex-rights” as to the bonus as of 04/30/2024.

c)
The shares arising from the bonus will be credited on 05/03/2024 and will not be entitled to receive the dividends resolved on for the 2023 fiscal year.

d)
Pursuant to paragraph 1 of Article 58 of Normative Instruction 1585/2015 of the Brazilian Federal Revenue Service, the acquisition unit cost assigned to bonus shares is R$5.00.

e)
As per Normative Instruction 168/91 of the Brazilian Securities and Exchange Commission - CVM, the value calculated from the sale, in reais, of the fractions resulting from the calculation of the bonus will be paid to the respective holders of said fractions, on the same payment date of the second installment of the mandatory dividends for 2023, that is, 12/30/2024.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (The institution administering CEMIG’s Registered Shares System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, April 29, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

2 - Notice to the Market dated April 30, 2024 – Filing of Form 20-F

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

Form 20-F

A COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that it has filed on April 30, 2024, Form 20-F for the 2023 fiscal year (“2023 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”).

2023 Form 20-F can be accessed on SEC’s website, at www.sec.gov, or the Company’s

Investor Relations website, at http://ri.cemig.com.br.

Belo Horizonte, April 30, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

3 - Earnings Release – 1Q2024

#Transformig lives with our energy
CEMIG

CEMIG

1Q24

EARNINGS RELEASE

Video conference webcast

May 14 (Tuesday), 10 am (Brasília time)

[Link – CEMIG – WEBCAST]

LATIBEX XCMIG | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

Click to enter Cemig Results Center

CEMIG

1Q24

1Q24 HIGHLIGHTS

RATINGS AA+ Fitch Ratings | AA+ Moody's | AA+ S&P Global Ratings

Solid and consistent results

(R$ mn)

Consolidated Ebitda

-7.0%
2,162
2,011
1Q23
1Q24
IFRS
-4.0%
2,073
1,991
1Q23
1Q24
Recurring

Consolidated net profit

-17.5%
1,398
1,153
1Q23
1Q24
IFRS
-9.1%
1,270
1,154
1Q23
1Q24
Recurring

Ebitda by segment (IFRS)

TOTAL
2,011
27
556
184
280
746
218
Generation
Transmission
Trading
Distribution
Gas
Other

Leverage (Total net debt / Adjusted Ebitda)

2.70
1.28
1.22
0.96
0.89
0.83
2019
2020
2021
2022
2023
1Q24

ESG

Note A MSCI

Ranking Leader in the Brazilian electricity sector

IN THIS INDEX 24 YEARS RUNNING

MEMBER OF Dow Jones Sustainability Indices

THE ONLY ELECTRICITY COMPANY IN THE AMERICAS IN THIS INDEX

OUR ENERGY TRANSFORMS

Energy sources | 100% RENEWABLE

1Q24 HIGHLIGHTS

Robust cash generation
EBITDA: R$ 2.01 billion

Adjusted Ebitda: R$ 1.99 billion
vs. R$ 2.07 bn in 1Q23 (–3.9% YoY)

Adjusted net profit: R$ 1.15 billion (–9.1% YoY)

Cemig D (Distribution):

- **Outperforms regulatory levels in Costs, Ebitda and Energy losses**
- **DEC (outage duration indicator)** **9.38 hs** (regulatory limit: 9.64 hs)
- **Energy distributed:** **up 4.4% vs. 1Q23**
- Captive consumers: up 3.6% YoY • Transport for clients: +5.1% • **Residential: up 8.9%**

Ebitda from Energy Trading: **R$ 279.8 million**

Margin higher than sector due to: Differentiated strategy, forecasting market movements

Divestment of 15 smaller plants: **R$ 101 million**

Capital gain R$ 43.0 mn; effect on net profit **R$ 25.0 mn**

INVESTED in 1Q24: **R$ 1.02 billion: 36% higher than in 1Q23**

Cemig D capex in 1Q24: **R$ 881 million**

Optimizing the investment portfolio / discipline in capital allocation:

- **Sale of stake in Aliança Energia:** **R$ 2.7 billion**
  Effect will be in net profit after completion of the transaction
- New auction of **Small Hydro Plants** set for July at B3

Interest on Equity –
Declared in March: **R$ 386.3 million**

Management of debt

Low leverage: (Net debt / Adjusted Ebitda = **0.83**) guarantees financial sustainability for investment program

Moody's increases rating to AA+

Cemig D – R$ 2bn debenture issue: Completed March 2024: **demand 2.73x**.
Lengthens average tenor of debt to 3.6 years.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	4

CONSOLIDATED RESULTS FOR THE QUARTER

Consolidated results – 1Q24

		1Q24	1Q23	Change %
Ebitda by company, IFRS
	(R$ ’000)
Cemig D	(IFRS)	746,490	775,088	–3.7%
Cemig GT	(IFRS)	800,893	818,897	–2.2%
Gasmig	(IFRS)	217,642	257,995	–15.6%
Consolidated	(IFRS)	2,011,234	2,161,971	–7.0%

	1Q24	1Q23	Change %
Ebitda by company, Adjusted
(R$ ’000)
Cemig D	746,490	741,098	0.7%
Cemig GT	780,862	788,809	–1.0%
Consolidated	1,990,700	2,072,566	–3.9%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	5

Profit and loss accounts

		1Q24	1Q23	Change, %
PROFIT AND LOSS ACCOUNTS	(R$ ’000)
NET REVENUE		9,057,867	8,646,937	4.8%

COSTS		5,785,012	5,462,332	5.9%
Cost of electricity		3,510,632	3,444,067	1.9%
Gas purchased for resale		510,177	614,803	–17.0%
Charges for use of national grid		843,222	700,181	20.4%
Infrastructure construction costs		920,981	703,281	31.0%

OPERATING EXPENSES		1,680,664	1,478,341	13.7%
People		324,058	335,197	–3.3%
Employees’ and managers’ profit shares		39,232	38,127	–
Post-employment obligations		142,285	103,038	38.1%
Materials		28,970	29,233	–0.9%
Outsourced services		518,907	467,446	11.0%
Depreciation and amortization		328,542	302,666	8.5%
Operating provisions / adjustments		139,585	113,536	22.9%
Impairment		22,958	46,126	–50.2%
Provisions for client default		75,853	7,926	857.0%
Gain on disposal of plants		–42,989	0	–
Gain on disposal of investment		0	–30,487	–100.0%
Other operating costs and expenses, net		103,263	65,533	57.6%

Share of profit (loss) in non–consolidated investees		90,501	153,041	–40.9%

Net finance income (expenses)		–180,986	–105,914	70.9%
Profit before income and Social Contribution taxes		1,501,706	1,753,391	–14.4%
Deferred income tax and Social Contribution tax		–348,815	–355,185	–1.8%

NET PROFIT FOR THE PERIOD		1,152,891	1,398,206	–17.5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	6

RESULTS BY BUSINESS SEGMENT

INFORMATION BY SEGMENT, 1Q24
	Electricity				Gas	Equity interests	Eliminations	TOTAL
	Generation	Transmission	Trading	Distribution
NET REVENUE	714,883	285,785	1,750,127	5,970,234	792,017	7,920	-463,099	9,057,867

COST OF ELECTRICITY AND GAS	–78,944	–106	–1,454,588	–3,274,737	–510,177	–538	455,059	–4,864,031

OPERATIONAL COSTS AND EXPENSES
People	–37,764	–36,716	–5,886	–210,155	–16,377	–17,160	0	–324,058
Employees’ and managers’ profit shares	–3,968	–4,077	–650	–25,117	0	–5,420	0	–39,232
Post-employment obligations	–15,126	–9,348	–2,142	–96,053	0	–19,616	0	–142,285
Materials, Outsourced services and Other expenses	–18,667	–20,409	–4,710	–567,270	–12,760	–15,555	8,040	–631,331
Depreciation and amortization	–83,583	59	–6	–216,199	–23,727	–5,086	0	–328,542
Operating provisions / adjustments	–3,190	–3,165	–2,380	–191,435	–608	–14,438	0	–215,216
Infrastructure construction costs	0	–27,554	0	–858,976	–34,451	0	0	–920,981
Total, operational	–162,298	–101,210	–15,774	–2,165,205	–87,923	–77,275	8,040	–2,601,645

TOTAL COSTS AND EXPENSES	–241,242	–101,316	–1,470,362	–5,439,942	–598,100	–77,813	463,099	–7,465,676

Share of profit (loss) in non-consolidated investees	–1,012	0	0	0	0	91,513	0	90,501
Finance income (expenses)	–27,802	–16,587	7,449	–108,781	–17,159	–18,106	0	–180,986
Profit (loss) before taxes on profit	444,827	167,882	287,214	421,511	176,758	3,514	0	1,501,706
Income tax and Social Contribution tax	–73,033	–35,576	–95,210	–99,173	–59,750	13,927	0	–348,815

NETPROFIT FORTHEPERIOD	371,794	132,306	192,004	322,338	117,008	17,441	0	1,152,891

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	7

CONSOLIDATED ELECTRICITY MARKET

Cemig’s electricity market

In March 2024 the Cemig Group billed approximately 9.25 million clients – an addition of approximately 174,000 clients, or a 1.9% increase in its consumer base from March 2023.

•
9,247,020 of these consumers are final consumers (including Cemig’s own consumption);
•
537 are other agents in the Brazilian power sector.

The charts below itemize the Cemig Group’s sales to final consumers:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	8

PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	1Q24	1Q23	Change %
Captive clients + Transmission service (MWh)
Residential	3,250,170	2,984,825	8.9%
Industrial	5,574,606	5,457,071	2.2%
Captive market	275.264	334.141	–17.6%
Transport of energy	5,299,342	5,122,930	3.4%
Commercial, Services and Others	1,657,340	1,612,350	2.8%
Captive market	1,076,142	1,113,679	–3.4%
Transport of energy	581,198	498,671	16.5%
Rural	614,792	528,060	16.4%
Captive market	600,086	517,361	16.0%
Transport of energy	14,706	10,699	37.5%
Public services	845,626	870,898	–2.9%
Captive market	719,985	765,523	–5.9%
Transport of energy	125,641	105,375	19.2%
Concession holders	76,189	64,686	17.8%
Transport of energy	76,189	64,686	17.8%
Own consumption	8,188	7,545	8.5%
Total	12,026,911	11,525,435	4.4%
Total, captive market	5,929,835	5,723,074	3.6%
Total, energy transported for Free Clients	6,097,076	5,802,361	5.1%

In 1Q24 energy supplied to captive clients plus energy transported for Free Clients and distributors totaled 12,030 GWh, or 4.4% more than in 1Q23, mainly reflecting increases in consumption by residential consumers (+265.3 GWh or +8.9%), commercial clients (+117.5 GWh or +2.2%), and rural clients (+86.7 GWh or +16.4%), reflecting higher temperatures, higher economic activity, and higher need for irrigation in the period.

The growth of 4.4% in total energy distributed comprises:

•
An increase of 5.1% (+294.7 GWh) in use of the network by Free Clients, and
•
an increase of 3.6% (+206.8 GWh) in consumption by the captive market.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	9

Sources and uses of electricity – MWh

	1Q24	1Q23	Change %
Metered market – MWh
Transported for distributors	75,697	64,614	17.2%
Transported for Free Clients	6,033,163	5,768,677	4.6%
Own load + Distributed generation	8,743,130	8,277,750	5.6%
Consumption by captive market	5,693,805	5,682,138	0.2%
Distributed Generation market	1,438,331	1,020,445	41.0%
Losses in distribution network	1,610,994	1,575,168	2.3%
Total volume carried	14,851,991	14,111,042	5.3%

Client base

9.24 million consumers were billed in March 2024 – 1.9% more than in March 2023. Of this total, 3,186 were Free Clients using the distribution network of Cemig D.

	Mar. 2024	Mar. 2023	Change %
Number of captive clients
Residential	7,780,429	7,543,247	3.1%
Industrial	27,869	28,908	–3.6%
Commercial, services and Others	925,561	946,504	–2.2%
Rural	416,378	458,641	–9.2%
Public authorities	69,960	69,453	0.7%
Public lighting	6,728	7,249	–7.2%
Public services	13,691	13,605	0.6%
Own consumption	762	764	–0.3%
Total, captive clients	9,241,378	9,068,371	1.9%

Number of free clients
Industrial	1302	1097	18.7%
Commercial	1,819	1,524	19.4%
Rural	29	14	107.1%
Concession holders	8	8	0.0%
Other	28	20	40.0%
Total, Free Clients	3,186	2,663	19.6%

Total, Captive market + Free Clients	9,244,564	9,071,034	1.9%

Performance by sector

Industrial: Energy distributed to Industrial clients was 2.2% higher in 1Q24 than 1Q23, on higher physical production by industry, and was 46.4% of Cemig D’s total distribution. The greater part was energy transported for industrial Free Clients (44.1%), which was 3.4% higher by volume than in 1Q23. Energy billed to captive clients was 2.3% by volume of the total distributed, and 17.6% less in total than in 1Q23 – mainly due to migration of clients to the Free Market. Highlights of electricity consumption, by industrial sector, were: higher consumption by Mining (up +12.3%), Steel (up 8.5%), Food and beverages (up 5.5%), and Cement (up 5.0%); while consumption was lower in Chemicals (down 6.2%), and Castings (down 11.4%).

Residential: Residential consumption was 27.0% of total energy distributed by Cemig D, and 8.9% higher than in 1Q23. Average monthly consumption per consumer in the quarter, at 139.2 kWh/month, was 5.6% higher than in 1Q23, reflecting higher than historic average temperatures, increased family income – and our actions to recover energy losses. Also contributing to higher consumption was the growth in the number of clients in this category – an increase of 3.1% (237,100 clients).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	10

Commercial and services: Energy distributed to these consumers was 13.8% of the total distributed by Cemig D in 1Q24, and by volume 2.8% more than in 1Q23. This increase is the result of a 3.4% reduction in energy billed to captive clients, and an increase of 16.5% in the volume of energy transported for Free Clients. The increase in consumption is related to expansion of the services sector, growth of retail sales, temperatures above historical averages in the period. It is worth noting that the increase in this user category happened in spite of the migration of consumers to distributed generation, which, along with migration to the Free Market, was reducing captive consumption.

Rural: Consumption by rural clients was 5.1% of the total energy distributed, and 16.4% higher by volume than in 1Q23, mainly due to higher consumption for irrigation, due to lower volume of rainfall.

Public services: consumed 7.0% of the energy distributed in 1Q24, in total 2.9% lower by volume than in 1Q23. Total captive consumption in 1Q24 fell by 45.5 GWh year-on-year, while the Free Market expanded by 20.3 GWh. This figure was mainly due to consumers migrating to the Free Market.

The Tariff Adjustment and the Tariff Review

The tariffs of Cemig D are adjusted in May of each year; and every five years there is the Periodic Tariff Review, also in May. The aim of the Tariff Adjustment is to pass on changes in non-manageable costs in full to the client; while the Tariff Review aims to provide inflation adjustment for the costs specified as manageable. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, to capture productivity, under a system using the price-cap regulatory model.

On May 22, 2023 Aneel ratified the result of Cemig D’s 2023 Annual Tariff Adjustment, effective from May 28, 2023 to May 27, 2024, the result of which was an average increase for consumers of 13.27%. The average effect for low-voltage clients was an increase of 15.55%, and for residential consumers 14.91%. The percentage component corresponding to the Company’s management costs (referred to as ‘Portion B’) was 0.66%. The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) was 5.09%; and the increase in the financial components of the tariff was 7.52%. The effect in the financial components comes mainly from absence of the R$ 2.81 billion component included in the 2022 adjustment for repayment to consumers of credits of PIS, Pasep and Cofins taxes – while repayment of R$ 1.27 billion was incorporated into the Tariff Review of 2023.

Average effects of the May 2023 Tariff Adjustment
High voltage – average	8.94%
Low voltage – average	15.55%
Average effect	13.27%

Comparison of the Tariff Reviews of 2023 and the previous cycle:

Five-year Tariff Reviews compared – 2018 and 2023	2018	2023
Gross Remuneration Base R$ mn	20,490	25,587
Net Remuneration Base R$ mn	8,906	15,200
Average depreciation rate: %	3.84%	3.95%
WACC (after taxes) %	8.09%	7.43%
Remuneration of ‘Special Obligations’ R$ mn	149	272
CAIMI* R$ mn	333	484
QRR* – Depreciation (Gross base x depreciation rate) R$ mn	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’: Gross base x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	11

Quality indicators – DEC and FEC

In 2023 the State of Minas Gerais was impacted by an increase in extreme atmospheric events, which caused a slight increase in electricity outages. Given this challenging scenario, Cemig has implemented several initiatives to reduce the number and duration of outages, and has made major investments in the distribution business to provide a quality service to clients.

These actions are already generating positive results: the DEC indicator (Average Outage Duration per Consumer) returned to a level within the regulatory limit: this limit was 9.64 hours, and Cemig's DEC in the 12-month window to end-March was 9.38 hours.

10.51
10.61
10.31
9.71
10.08
9.46
9.98
9.46
9.59
9.71
9.64
9.38
2019
2020
2021
2022
2023
1Q24
Annual Limit
DEC

7.24
6.98
6.56
6.43
6.00
5.98
5.05
5.07
4.60
4.58
4.86
4.91
2019
2020
2021
2022
2023
1Q24
Annual Limit
FEC

Combating default

Maintaining a high level of collection actions, the Company kept its Receivables Recovery Index above 99% in March 2024.

New payment channels, and online negotiation, made available in recent quarters (PIX instant payments, automatic bank debits, payments by card and app, etc.) have continued to increase the proportion of collection via digital channels – in 1Q24 it reached 66.39% of the total collected, compared to 59.63% in 1Q23.

A highlight is the use of the PIX instant payment system, which was launched 2 years ago, and in March 2024 already was used for 24.0% of all collection payments.

The change in the collection mix reduced costs by 19% – a saving of R$ 3.4 million compared to 1Q23.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	12

Energy losses

Energy losses were compliant with the regulatory level in the 12 months to end March 2024, at 10.59% (the regulatory level is 10.69%).

Highlights of our combat of energy losses in 1Q24 include: approximately 75,000 inspections; replacement of more than 149,000 obsolete meters; exchange of 30,200 conventional meters for smart meters (bringing the total of smart meters installed since the project began in September 2021 to 343,000); and regularization of 1,300 clandestine connections for families living in ‘invaded’ or low-income areas, through our Energia Legal program, which includes ‘bulletproofed’ networks – with a total of 13,937 regularizations since the project began in February 2023.

Planned for full-year 2024 are: 350,000 inspections; installation of a further 200 thousand smart meters; and regularization of 30,000 families in low-income communities.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	13

Cemig GT and the Cemig Holding Company

Electricity market

The total volume of electricity sold by Cemig GT and by the Cemig holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE) was 4.0% higher than in 1Q23. Cemig GT billed 5,182 GWh (including quota sales) in 1Q24, 18.1% less than in 1Q23. This reduction reflects the transfer to Cemig H of contracts for sales of electricity totaling 1,522 GWh more than in 1Q23.

As a result the holding company reported sales of 4,520 GWh in 1Q24, 50.7% more than in 1Q23. Migration of purchase contracts from Cemig GT to the holding company began in 3Q21, and has been gradually increasing since then. The percentage of GT contracts transferred to Cemig H is now at around 60%.

	1Q24	1Q23	Change %
Cemig GT – MWh
Free Clients	2,953,278	3,843,590	–23.2%
Industrial	1,916,629	2,883,714	–33.5%
Commercial	1,007,960	956,466	5.4%
Rural	5,033	3,410	47.6%
Public authorities	717	–	–
Free Clients – ‘Retailers’	22,939
Free Market – Traders and cooperatives	1,065,136	1,305,488	–18.4%
Quota supply	571,019	584,390	–2.3%
Regulated Market	561,529	565,779	–0.8%
Regulated Market – Cemig D	317,92	32,607	–2.5%
Total, Cemig GT	5,182,754	6,331,854	–18.1%

Cemig H – MWh
Free Clients	2,397,577	1,368,672	75.2%
Industrial	1,926,233	1,089,819	76.7%
Commercial	455,186	273,315	66.5%
Rural	16,158	5,538	191.8%
Free Market – Traders and cooperatives	2,122,441	1,629,701	30.2%
Total Cemig H	4,520,018	2,998,373	50.7%

Cemig GT + H	9,702,772	9330,227	4.0%

Sources and uses of electricity

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	14

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It supplies industrial, commercial and residential users, compressed natural gas and vehicle natural gas, and gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s Tariff Review was completed in April 2022. Highlights:

▪
The WACC used as basis for the calculation (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪
The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪
The regulator recognized the cost of PMSO (Personnel, Materials, Services outsourced and Other expenses) in full.

Market (Volume in ’000 m3)	2022	2023	1Q23	1Q24	1Q23–1Q24
Automotive	40,950	31,907	7,494	5,371	–28.3%
Compressed vehicle natural gas	364	541	178	124	–30.3%
Industrial	870,667	830,943	211,978	191,349	–9.7%
Industrial compressed natural gas	13,616	12,473	2,835	2,099	–26.0%
Residential	11,392	11,912	2,728	2,602	-4.6%
Co–generation	13,137	12,075	2,626	3,549	35.1%
Commercial	23,114	21,964	4,830	4,973	3.0%
Subtotal - conventional gas	973,240	921,815	232,669	210,067	–9.7%
Thermal plants	37,991	–	–	–	–
Subtotal – gas sold	1,011,231	921,815	232,669	210,067	–9.7%
Industrial – Free Market	87,133	92,362	22,356	22,767	1.8%
Industrial compressed natural gas – Free Market	–	–	–	2,359	0.0%
Thermal – Free Market	7,119	19,050	280	116	-58.6%
Total (sales + Free Clients)	1,105,483	1,033,227	255,305	235,309	–7.8%

Ebitda (R$ ’000)	1Q24	1Q23
Profit (loss) for the period	117,007	155,361
Income tax and Social Contribution tax	61,452	65,943
Finance income (expenses)	17,159	15,269
Depreciation and amortization	22,024	21,422
Ebitda per CVM Resolution 156	217,642	257,995

The volume of gas sold in 1Q24 was 9.7% lower than in 1Q23, and volume distributed to industrial Free Clients was 1.8% higher.

Gasmig’s Ebitda was 15.6% lower in 1Q24 than 1Q23, reflecting (i) lower volume, and (ii) the lower compensatory component in the tariff (for differences between actual costs and cost included in the tariff award calculation).

The number of Gasmig’s clients increased by 15.7% from 1Q23, to a total of 98,021 consumers in 1Q24. This growth reflects expansion of both the commercial and the residential client bases (addition of 13,200 clients)

Financial results

Consolidated operational revenue

	1Q24	1Q23	Change %
R$ ’000
Revenue from supply of electricity	8,019,144	7,095,344	13.0%
Revenue from use of distribution systems (TUSD charge)	1,169,299	980,398	19.3%
CVA and Other financial components in tariff adjustments	75,675	20,840	263.1%
Reimbursement (to consumers) of credits of PIS, Pasep and Cofins taxes – Amounts realized	322,666	695,989	–53.6%
Transmission – operation and maintenance revenue	66,562	87,740	–24.1%
Transmission – construction revenue	63,394	39,403	60.9%
Financial remuneration of transmission contractual assets	151,392	177,254	–14.6%
Generation indemnity revenue	21,434	22,476	–4.6%
Distribution construction revenue	893,427	676,448	32.1%
Adjustment to expected cash flow from indemnifiable financial assets of the distribution concession	30,951	30,844	0.3%
Gain on financial updating of Concession Grant Fee	128,625	134,766	–4.6%
Settlements on CCEE	40,757	29,363	38.8%
Transactions in the Surpluses Sales Mechanism (MVE)	0	–3766	–100.0%
Retail supply of gas	919,648	1,123,570	–18.1%
Penalty for continuity indicator shortfall	–45,927	–38,469	19.4%
Other operational revenues	636,954	492,015	29.5%
Taxes and charges reported as deductions from revenue	-3,436,134	-2,917,278	17.8%
Net operational revenue	9,057,867	8,646,937	4.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	16

Revenue from supply of electricity

	1Q24			1Q23			Change, %
	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000
Residential	3,250,170	3,126,496	961.95	2,984,825	2,394,792	802.32	8.9%	30.6%
Industrial	4,130,114	1,298,596	314.42	4,307,674	1,439,741	334.23	–4.1%	–9.8%
Commercial, Services and Others	2,547,884	1,674,462	657.2	2,343,460	1,503,080	641.39	8.7%	11.4%
Rural	623,633	533,356	855.24	526,308	392,758	746.25	18.5%	35.8%
Public authorities	253,258	223,285	881.65	223,654	164,544	735.71	13.2%	35.7%
Public lighting	248,003	130,982	528.15	269,516	116,991	434.08	–8.0%	12.0%
Public services	219,441	185,343	844.61	272,353	164,251	603.08	–19.4%	12.8%
Subtotal	11,272,503	7,172,520	636.28	10,927,790	6,176,157	565.18	3.2%	16.1%
Own consumption	8,188	0	–	7545	0	–	8.5%	–
Retail supply not yet invoiced, net	0	-155,322	–	0	13,439	–	–	–
	11,280,691	7,017,198	636.28	10,935,335	6,189,596	565.18	3.2%	13.4%
Wholesale supply to other concession holders (2)	4,275,663	1,051,019	245.81	4,038,776	964,188	238.73	5.9%	9.0%
Wholesale supply not yet invoiced, net	0	-49,073	–	0	-58,440	–	–	–16.0%
Total	15,556,354	8,019,144	528.91	14,974,111	7,095,344	477.09	3.9%	13.0%

(1)
The calculation of average price does not include revenue from supply not yet billed.
(2)
Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Energy sold to final consumers

Gross revenue from energy sold to final consumers in 1Q24 was R$ 7,017.20 million, compared to R$ 6,189.60 million in 1Q24, an increase of 13.4% YoY, in spite of volume being only 3.2% higher. The increase mainly reflects the re-inclusion, in the basis for calculation of ICMS tax, of the Transmission and Distribution charges, as from Decree 45572/2023, of February 2023.

Wholesale supply

Revenue from wholesale supply in 1Q24 was R$ 1,001.9 million, compared to R$ 905.7 million in 1Q23. The increase reflects (i) updating of the amounts of contracts, and (ii) volume sold 5.9% higher.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	17

Transmission

	1Q24	1Q23	Change %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	66,562	87,740	–24.1%
Infrastructure construction, strengthening and enhancement	63,394	39,403	60.9%
Financial remuneration of transmission contractual assets	151,392	177,254	–14.6%
Total	281,348	304,397	–7.6%

Transmission revenue was 7.6% lower, due to revenue from operation and maintenance being 24.1% lower, and revenue from financial remuneration of transmission contractual assets being 14.6% (R$ 25.9 million) lower, due to the different IPCA inflation rate – the basis for the remuneration of the contract – which was 1.42% positive in 1Q24, compared to 2.09% (positive) in 1Q23. Construction revenue increased by 60.9% (R$ 24.0 million), mainly due to additions made to projects with higher construction margins in the period.

Gas

Gross revenue from supply of gas in 1Q24 was R$ 919.6 million, compared to R$ 1,123.6 million in 1Q23. The lower figure is due to: (i) passthrough to tariffs of downward adjustments made in the price of gas acquired in the prior 12 months (lower average prices); and (ii) the lower volume of sales in the industrial and automotive markets.

Revenue from Use of Distribution Systems – The TUSD charge

	1Q24	1Q23	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,169,299	980,398	19.3%

In 1T24 revenue from the TUSD – charged to Free Consumers on their distribution of energy – was R$ 188.9 million higher than in 1Q24. This reflects (i) volume of energy transported for Free Clients 5.1% higher; and (ii) re-inclusion in the basis for calculation of ICMS tax of transmission and distribution charges, as from February 2023.

	1Q24	1Q23	Change %
ENERGY TRANSPORTED – MWh
Industrial	5,299,342	5,122,930	3.4%
Commercial	581,198	498,671	16.5%
Rural	14,706	10,699	37.5%
Public services	125,641	105,375	19.2%
Concession holders	76,189	64,686	17.8%
Total energy transported	6,097,076	5,802,361	5.1%

Operational costs and expenses

Operational costs and expenses in 1Q24 totaled R$ 7.47 billion, which compares with R$ 6.94 billion in 1Q23. This mainly reflects higher posting of construction cost (+R$ 217.7 million), higher cost of use of the national grid (+R$ 143.0 million), higher amounts posted for losses on expected receivables (+R$ 67.9 million), and, in counterpart, lower expense on purchase of gas (–R$ 104.6 million). See more details on costs and expenses in the pages below.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	18

Operational costs and expenses

	1Q24	1Q23	Change %
R$ ’000
Electricity bought for resale	3,510,632	3,444,067	1.9%
Charges for use of national grid	843,222	700,181	20.4%
Gas purchased for resale	510,177	614,803	–17.0%
Construction cost	920,981	703,281	31.0%
People	324,058	335,197	–3.3%
Employees’ and managers’ profit shares	39,232	38,127	2.9%
Post-employment obligations	142,285	103,038	38.1%
Materials	28,970	29,233	–0.9%
Outsourced services	518,907	467,446	11.0%
Depreciation and amortization	328,542	302,666	8.5%
Provisions / adjustments for losses	139,585	113,536	22.9%
Impairments (reversal)	22,958	46,126	–50.2%
Provisions (reversals) for client default	75,853	7,926	857.0%
Gain on sale of plants	–42,989	0	-
Gain on disposal of investment	0	–30,487	–100.0%
Other operating costs and expenses, net	103,263	65,533	57.6%
Total	7,465,676	6,940,673	7.6%

Electricity purchased for resale

	1Q24	1Q23	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,239,531	1,225,659	1.1%
Electricity acquired in Regulated Market auctions	1,001,518	937,269	6.9%
Distributed generation	663,764	618,732	7.3%
Supply from Itaipu Binacional	268,696	262,175	2.5%
Physical guarantee quota contracts	220,391	226,248	–2.6%
Individual (‘bilateral’) contracts	127,290	125,429	1.5%
Proinfa	113,113	127,894	–11.6%
Spot market	63,761	110,319	–42.2%
Quotas for Angra I and II nuclear plants	94,399	89,917	5.0%
Credits of PIS, Pasep and Cofins taxes	–281,831	–279,575	0.8%
	3,510,632	3,444,067	1.9%

The expense on electricity bought for resale in 1Q24 was R$ 3.51 billion, R$ 66.6 million (1.9%) higher than in 1Q23. This reflects, mainly:

▪
Expenses on energy acquired in the Regulated Market R$ 64.2 million (6.9%) higher than in 1Q23. reflecting (i) the annual adjustments to contracts, by the IPCA inflation index, and (ii) entry of new contracts.
▪
Expense on distributed generation R$ 45.0 million (+7.3%) higher, reflecting the higher number of generation facilities installed (261,000 in March 2024, compared to 215,000 in March 2023), and a 44.2% increase, year-on-year, in the volume of energy injected, that was 1.438 GWh in 1Q24.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	19

▪
The costs of energy acquired in the Free Market (the Company’s highest cost of purchased energy), were R$ 1,239.5 million, R$ 13.9 million (1.1%) higher than in 1Q23.
▪
The cost of Proinfa supply was 11.6% (R$ 14.8 million) lower, mainly due to winds throughout Brazil’s Northeast being far lower than in previous periods, with an impact on wind generation by several enterprises.

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

	1Q24	1Q23	Change %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	1,026,912	951,606	7.9%
Distributed generation	663,764	618,732	7.3%
Supply from Itaipu Binacional	268,696	262,175	2.5%
Physical guarantee quota contracts	224,569	239,079	–6.1%
Individual (‘bilateral’) contracts	127,290	125,429	1.5%
Proinfa	113,113	127,894	–11.6%
Quotas for Angra I and II nuclear plants	94,399	89,917	5.0%
Spot market – CCEE	47,226	72,151	–34.5%
Credits of PIS, Pasep and Cofins taxes	–166,596	–163,169	2.1%
	2,399,373	2,323,814	3.3%

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 1Q24 totaled R$ 843.2 million, 20.4% higher year-on-year. The difference primarily reflects: (i) a higher need for dispatching of thermoelectric generation plants in 2023, on days and intra-day periods of higher demand, due to higher temperatures; and (ii) entry into operation of the Reserve Energy contracts arising from the Simplified Competitive Procedure (Procedimento Competitivo Simplificado – PCS) of 2021, with a consequent increase in the Reserve Energy charges in the period. This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 1Q24 was R$ 510.2 million, or 17.0% less than in 1Q23. This is due to a lower price of gas acquired for resale, and also lower quantity – 9.7% less by volume.

Outsourced services

Expenditure on outsourced services was 11.0% (R$ 51.5 million) higher than in 1Q23, the main factors being higher expenses on: maintenance of electrical installations and equipment (R$ 34.1 million, or 19.4%, higher); cleaning of power line pathways (+R$ 8.0 million, or 33.5%, higher); and information technology (R$ 7.2 million, or 13.9%, higher).

Provisions for client default

The expense on provisions for losses due to client default in 1Q24 was R$ 75.8 million, compared to R$ 7.9 million in1Q23, mainly due to the revision, in 3Q22, of the criteria for accounting for overdue client receivables (increase of the threshold for posting 100% loss, from 12 to 24 months, to reflect the actual performance of Cemig clients more faithfully) – which also had a positive effect in 1Q23).

Provisions for contingencies

Contingency provisions totaled R$ 139.6 million in 1Q24, 22.9% more than in 1Q23. This reflected a higher volume of provisions in Cemig Distribution, mainly in provisions for employment-law and third-party liability contingencies, reassessment of chances of loss in lawsuits in progress, and decisions against the Company in cases completed or with final settlement in 1Q24.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	20

Impairments

Provisions for impairment in 1Q24 totaled R$ 23.0 million: R$ 17.7 million for plants classified as held for sale, and R$ 5.3 million for a receivable from a client disputing amounts owed. In 1Q23 an impairment of R$ 46.1 million had been posted for the plants of Cemig GT which were in the process of sale (this was reversed with the success of the sale auction).

Gain on disposal of investment

With the completion of the sale of Small Hydro Plants in 1Q24, a gain of R$ 42.9 million was posted in Other costs and expenses. In 1Q23 a gain of R$ 30.5 million been posted in this line, for part of the sale of the stake in Santo Antônio.

Post-employment liabilities

The impact of the Company’s post-retirement obligations on operational profit in 1Q24 was an expense of R$ 142.3 million, compared to an expense of R$ 103.0 million in 1Q23. The lower figure represents remeasurement, in 1Q23, of the post-employment liability, with a positive impact of R$ 56.9 million, reflecting acceptance of the new health plan by some of the active employees.

People

Expense on personnel in 1Q24 was R$ 324.1 million, 3.3% less than in 1Q23, even after the 4.14% increase in salaries under the Collective Work Agreement of November 2023. The reduction is explained by (i) the lower cost of newly-hired employees than of those that left the Company, and (ii) the average number of employees being 1.2% lower than in 1Q23.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	21

CONSOLIDATED EBITDA (IFRS and Adjusted)

Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net financial revenue (expenses), (ii) depreciation and amortization, and (iii) income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt. In accordance with CVM Instruction 156/2022, the Company adjusts Ebitda to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

1Q24 consolidated Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	371,794	132,306	192,004	322,338	117,008	17,441	1152,891
Income tax and Social Contribution tax	73,033	35,576	95,210	99,173	59,750	–13,927	348,815
Finance income (expenses)	27,802	16,587	-7,449	108,781	17,159	18,106	180,986
Depreciation and amortization	83,583	–59	6	216,199	23,727	5,086	328,542
Ebitda per CVM Resolution 156	556,212	184,410	279,771	746,491	217,644	26,706	2,011,234
Net profit attributed to non–controlling stockholders	–	–	–	–	–503	–	–503
Gain on sale of generation plants	–42,989	–	–	–	–	–	–42,989
Impairment	22,958	–	–	–	–	–	22,958
Adjusted Ebitda	536,181	184,410	279,771	746,491	217,141	26,706	1,990,700

1Q23 consolidated Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	348,395	154,910	232,593	369,533	155,359	137,416	1,398,206
Income tax and Social Contribution tax	100,990	35,885	108,152	118,970	64,240	-73,052	355,185
Finance income (expenses)	-12,517	649	-15,528	92,347	15,270	25,693	105,914
Depreciation and amortization	81,140	1	4	194,240	23,125	4,156	302,666
Ebitda per CVM Resolution 156	518,008	191,445	325,221	775,090	257,994	94,213	2,161,971
Non-recurring and non-cash effects
Net profit attributed to non-controlling stockholders	-	-	-	-	-668	-	-668
Gain on disposal of investment	-	-	-	-	-	-55,391	-55,391
Remeasurement of post-employment liabilities	-10,679	-6,599	-1,512	-33,990	-	-4,181	-56,961
Impairment	46,126	-	-	-	-	-	46,126
Other	-	-	-22,511	-	-	-	-22,511
Adjusted Ebitda	553,455	184,846	301,198	741,100	257,326	34,641	2,072,566

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	22

Ebitda of Cemig D	1Q24	1Q23	Change %
Cemig D Ebitda – R$ ’000
Net profit for the period	322,338	369,530	–12.8%
Income tax and Social Contribution tax	99,173	118,970	–16.6%
Net finance revenue (expenses)	108,780	92,348	17.8%
Amortization	216,199	194,240	11.3%
EBITDA	746,490	775,088	–3.7%
Post-employment – Cemig Saúde	0	–33,990	–100.0%
Adjusted Ebitda	746,490	741,098	0.7%

Cemig D posted Ebitda of R$ 746.5 million, 0.7% more than the adjusted Ebitda of 1Q23. Main effects in Ebitda in the quarter:

▪
4.4% more energy distributed than in 1Q23 (+3.6% in the captive market and +5.1% in the Free Market), reflecting (i) high temperatures, (ii) improved economic activity, and (iii) greater need for irrigation in the period – rural consumption was up 16.4%, residential consumption was up 8.9%, and industrial consumption up 2.2%.
▪
Full effect of the May 2023 Tariff Review in the period.
▪
Personnel expenditure R$ 14.5 million (6.5%) lower in 1Q24.
▪
Energy losses: Cemig D outperformed the regulatory limit – reporting 10.59%, vs. the regulatory limit of 10.69%.
▪
New Replacement Value (VNR) of R$ 30.9 million in 1Q24, and R$ 30.8 million in 1Q23.
▪
Higher volume of client default provisions: R$ 73.0 million in 1Q24,vs. R$ 8.1 million in 1Q23 – partly due to revision, in 3Q22, of the rules for measurement of provisions for default, which had a positive effect in the subsequent 12 months.
▪
Higher volume of provisions for contingencies, especially employment-law and third-party liability litigation: R$ 106.0 million in 1Q24, compared to R$ 55.9 million in 1Q23.
▪
Net expense on deactivation of assets R$ 15.6 million (57.6%) higher than in 1Q23.
▪
Positive effect of R$ 34.0 million in 1Q23, resulting from remeasurement of post-employment liabilities as a result of the new health plan being accepted by part of the employees.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	23

Cemig GT – Ebitda

Cemig GT 1Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	372,261	129,598	50145	-58,198	493,806
Income tax and Social Contribution tax	73,033	34,221	22,130	25,359	154,743
Finance income (expenses)	27,802	16,693	–7,449	31,706	68,752
Depreciation and amortization	83,584	2	6	–	83,592
Ebitda per CVM Resolution 156	556,680	180,514	64,832	-1,133	800,893
Gain on sale of assets	–42,989	–	–	–	–42,989
Impairment	22,958	–	–	–	22,958
Adjusted Ebitda	536,649	180,514	64,832	-1,133	780,862

Cemig GT 1Q23 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	348,917	153,445	55,592	51,549	609,503
Income tax and Social Contribution tax	100,990	35,140	16,970	–19,039	134,061
Finance income (expenses)	–12,517	877	–15,528	21,356	–5,812
Depreciation and amortization	81,140	1	4	–	81,145
Ebitda per CVM Resolution 156	518,530	189,463	57,038	53,866	818,897
– Gain on sale of investments	–	–	–	–55,391	–55,391
– Remeasurement of post-employment liabilities	–10,679	–6,600	–1,512	–2,032	–20,823
+ Impairment	46,126	–	–	–	46,126
Adjusted Ebitda	553,977	182,863	55,526	–3,557	788,809

The Ebitda of Cemig GT in 1Q24 was R$ 800.9 million, 2.2% lower than in 1Q23.

Adjusted Ebitda was 1.0% lower. Effects on Ebitda in the YoY comparison:

▪
Completion of the sale of 15 Small Hydro Plants (PCHs) and Hydro Plants (CGHs) in 1Q24, with a gain of R$ 43.0 million.
▪
Less advantageous GSF in 1Q24: in 1Q23 it was higher than 1, and approximately 10% lower in 1Q24.
▪
Volume of energy sold, excluding settlements on the CCEE, 18% lower, due to transfer of contracts to the holding company.
▪
Impairments of R$ 23.0 million were posted in 1Q24: R$ 17 million for plants held for sale, and R$ 5.3 million for a client questioning the amount of a receivable. In 1Q23 an impairment of R$ 46.1 million had been made for plants included in the process of sale.
▪
Lower equity income (share of gain/loss in non-consolidated investees): R$ 7.6 million in 1Q24, compared to R$ 69.5 million in 1Q23. The main factors were (i) positive, in 1Q23, on the sale of Santo Antônio; and (ii) equity income from Belo Monte R$ 14.4 million lower.
▪
Gain of R$ 55.4 million, in 1Q23, on disposal of the equity interest in Mesa (Santo Antônio plant), comprising R$ 30.5 for the directly held interest, and R$ 24.9 million via equity income.
▪
Positive effect of R$ 20.8 million, in 1Q23, from remeasurement of post-employment liabilities, as a result of the new health plan being accepted by some of the employees.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	24

Finance income and expenses

	1Q24	1Q23	Change %
(R$ ’000)
Finance income	218,245	329,784	–33.8%
Finance expenses	–399,231	–435,698	–8.4%
Finance income (expenses)	–180,986	–105,914	70.9%

For 1Q24 Cemig reports Net financial expenses of R$ 181.0 million, compared to Net financial expenses of R$ 105.9 million in 1Q23. Main factors:

▪
Lower income from cash investments: R$ 64.8 million in 1Q24, R$ 33.2 million less than in 1Q23. The main factor was the lower CDI rate: 2.63% in 1Q24, vs. 3.25% in 1Q23.
▪
Monetary updating on the balances of CVA and Other financial components in tariff increases: a gain (financial revenue item) of R$ 1.8 million in 1Q24, compared to a gain of R$ 26.6 million in 1Q23. This basically reflects a lower balance of items updated by the Selic rate in 1Q24.
▪
In 1Q24 the US dollar appreciated by 3.2% (R$0.155) against the Real, but in 1Q23 it depreciated by 2.63% (R$ 0.137) – generating an expense related to dollar debt of R$ 59.0 million in 1Q24, and a gain of R$ 103.8 million in 1Q23.
▪
The fair value of the financial instrument contracted to hedge the risks connected with the Eurobonds gained R$ 42.0 million in value in 1Q24; and lost value of R$ 12.7 million in 1Q23.

Eurobonds – Effect in the quarter (R$ ’000)

	1Q24	1Q23
Effect of FX variation on the debt	–59,034	103,814
Effect on the hedge	42,032	–12,725
Net effect in Financial income (expenses)	–17,002	91,089

Equity income (gain/loss in non–consolidated investees)

	1Q24	1Q23	Change R$ ’000
EQUITY INCOME* (R$ ’000)
Taesa	80,112	80,785	–673
Aliança Geração	30,861	35,165	–4,304
Paracambi	3,169	–345	3,514
Hidrelétrica Pipoca	3,769	7,488	–3,719
Hidrelétrica Cachoeirão	1,114	3,304	–2,190
Guanhães Energia	2,318	16,695	–14,377
Cemig Sim (Equity holdings)	3,373	3,377	–4
Mesa and FIP Melbourne (Santo Antônio Plant)	0	12,826	–12,826
Baguari Energia	0	9,426	-9,426
Retiro Baixo	0	4,103	-4,103
Belo Monte (Aliança Norte and Amazônia Energia)	–34,215	–19,783	–14,432
Total	90,501	153,041	–4,103

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	25

Net profit

For 1Q24, Cemig once again reports quarter Net profit of more than R$ 1 billion: R$ 1.153 billion in 1Q24, compared to R$ 1.398 billion in 1Q23. Adjusted net profit in 1Q24 is R$ 1,154 million, compared to R$ 1,270 billion in 1Q23. Main factors in this result were:

▪
(i) Strong results from energy trading: Profit of R$ 192 million, due to a differentiated strategy, including anticipation of market movements, by Cemig GT and the Holding company, plus (ii) lower average cost of energy purchased in 1Q24, due to wind power generation from suppliers being lower than contracted levels resulting in the purchase of the difference at spot price
▪
Cemig D distributed 4.4% more energy in 1Q24 than in 1Q23.
▪
Conclusion of the sales of 15 Small Hydro Plants (PCHs) and Hydro Plants (CGHs), with positive effect of R$ 25.0 million in 1Q24 net profit.
▪
Cemig D reports profit of R$ 322.3 million, 7.2% lower than the adjusted result for 1Q23, impacted by higher expenditure on provisions, and de-activation of assets.
▪
Gasmig posted profit 24.7% lower than in 1Q23, due to (i) a lower volume of gas sold and (b) a lower compensatory component allowed in its tariffs (for differences between actual costs and the costs estimated in calculating the tariff).
▪
Equity income (gain/loss in non-consolidated investees) was R$ 65.2 million lower. The main factors were (i) a positive item of R$ 25 million, in 1Q23, on the sale of Santo Antônio; and (ii) equity income from Belo Monte R$ 14.4 million lower in 1Q24.
▪
Impairments posted, with effects of R$ 11.7 million on net profit in 1Q24, and R$ 30 million in 1Q23, for plants transferred to the process of sale. In 1Q24 an impairment of R$ 3.5 million was also posted for dispute of a receivable by a client.
▪
Net financial expenses of R$ 181.0 million in 1Q24, and R$ 105.9 million in 1Q23 – the 1Q23 result reflected appreciation of the Real against the dollar.

Other effects in 1Q23:

▪
Positive effect of R$ 38 million in 1Q23, resulting from remeasurement of post-employment liabilities, as a result of the new health plan being accepted by some of the employees.
▪
Gain of R$ 45 million on disposal of the interest in Mesa (Santo Antônio plant).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	26

Investments

The total invested in 2023 was R$ 1.02 billion, 36.0% more than in 1Q23.

The highlight was Cemig D with R$ 881 million invested in 1Q24.

Underlining our mission to grow in renewable generation, works are 92% complete on the Boa Esperança and Jusante photovoltaic solar generation plants, which will add generation capacity of 188 MWp, with start of operation planned for the end of first half 2024. Gasmig has begun works on the Center-West Project, with allocated capex of R$ 780 million, for construction of 300 kilometers of pipeline network.

Execution of the largest investment program in Cemig’s history will modernize and improve the reliability of Cemig’s electricity system, in line with its strategic plan of focusing on Minas Gerais and its core businesses, providing ever-improving service to the client. Investment totaling R$ 35.6 billion is planned over 2024-2028, of which R$ 6.2 billion to be invested in 2024.

Debt

CONSOLIDATED – R$ ’000	Mar. 2024	2023	Change, %
Gross debt	11,625,874	9,831,139	18.3%
Cash and equivalents + Securities	45,53,488	2,311,464	97.0%
Net debt	7,072,386	7,519,675	-5.9%
Debt in foreign currency	1,968,173	1,854,093	6.2%

CEMIG GT – R$ ’000	Mar. 2024	2023	Change, %
Gross debt	3,014,062	2,868,093	5.1%
Cash and equivalents + Securities	1,252,777	937,518	33.6%
Net debt	1,761,285	1,930,575	–8.8%
Debt in foreign currency	1,968,173	1,854,093	6.2%

CEMIG D – R$ ’000	Mar. 2024	2023	Change, %
Gross debt	7,531,748	5,887,622	27.9%
Cash and equivalents + Securities	1,669,280	450,748	270.3%
Net debt	5,862,468	5,436,874	7.8%
Debt in foreign currency	0	0	–

In 1Q24 Cemig D amortized debt of R$ 440.9 million, and in March 2024 concluded a further issue of R$ 2 billion in debentures, characterized as “ESG resource use securities – sustainable, for which demand was 2.73 times the offering, in two series: The first for R$ 400 million, remunerated at the CDI rate plus 0.80% p.a., with maturity at five years and partial amortization in the fourth year; the second, for R$ 1.6 billion, remunerated by the IPCA inflation index plus 6.1469%, p.a., with maturity at 10 years, and amortizations in the 8th and 9th years. After this issue the average tenor of the debt increased by approximately one year, to 3.6 years. Leverage (Net debt/adjusted Ebitda) remained at below 1x.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	28

1Q24
DEBT AMORTIZED – R$ ’000
Cemig GT	0
Cemig D	440,916
Others	0
Total	440,916

Gross debt by company

%

9%
26%
65%
Cemig D
Cemig GT
Others

* Debt in USD is protected by a hedge instrument, within an FX variation band – with payment of interest converted to % of the Brazilian CDI rate.

Covenants – Eurobonds

Last 12 months	Mar. 2024			2023
R$ mn	GT	H		GT	H
Net profit (loss)	2,287	5,522		2,403	5,767
Net financial revenue (expenses)				96	379
Income tax and Social Contribution tax			170	454	1,084
Depreciation and amortization	331	1,300	605	1,078	1,274
Profit (loss) in minority holdings	–79	–319		–141	–432
Provisions for change in value of obligations under put option	25	25		58	58
Non-operational profit (loss) – includes any gains on sales of assets and any write-offs of value in, or impairment of, assets	–324	–324		–289	–289
Non–recurring non-monetary expenses and/or charges.	–	–		–21	–57
Any non-recurring non-monetary credits or gains that increase net profit	–	–		–	23
Non-monetary gains related to transmission and/or generation reimbursements	–511	–519		–515	–524
Dividends received in cash from minority investments (as measured in the Cash flow statement)	366	549		363	592
Inflation correction on concession charges	–406	–406		–412	–412
Cash inflows related to concession charges	334	334		331	331
Cash inflows related to transmission revenue for coverage of cost of capital	800	808		738	747
Adjusted Ebitda	3,598	8,502		3,524	8,541

12 months	Mar. 2024		2023
R$ mn	GT	H	GT	H
Consolidated debt	3,014	11,626	2,868	9,831
Derivative hedge instrument	–410	–410	–368	–368
Debt contracts with Forluz	126	559	138	611
Consolidated cash and cash equivalents and consolidated securities posted as current assets	–1,253	–4,553	–938	–2,311
Adjusted net debt	1,477	7,222	1,700	7,763

	Mar. 2024		2023
Net debt covenant / Ebitda covenant	0.41	0.85	0.48	0.91
Limit for: Net debt covenant / Ebitda covenant	2.5	3.00	2.50	3.00
Consolidated debt with asset guarantees	–	2,279	–	–
(Consolidated debt with guarantees) / (Ebitda covenant)	–	0.27	–	–
Limit for: (Consolidated debt with guarantees) / (Ebitda covenant)	–	1.75	–	1.75

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	30

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years, and are currently at their highest-ever level. In 2021 the three principal rating agencies upgraded their ratings for Cemig. In April 2022, Moody’s again upgraded its rating for Cemig, this time by one notch. In 2023, S&P, Fitch Ratings and Moody’s maintained their ratings for Cemig. In May 2024 Moody’s increased its ratings on the Brazilian scale for Cemig, Cemig D and Cemig GT from “AA.br“ to “AA+.br reflecting our success in implementing measures that increased the Company’s credit quality.

More details in this table:

ESG – Report on performance

Cemig – Highlights

▪
The Aneel IASC (Consumer Satisfaction) index reported an increase of 4.60% in consumer satisfaction with Cemig’s service quality, value and perceived reliability in 2023, compared to 2022 – attributing a score of 60.45 points, – while the result of the 'IASC Brazil Concessionaires' (average result of all distributors) was 59.91, which represented an increase of 1.91%.
▪
Cemig D launched its Structuring Projects, which aim to improve distribution processes, stimulate increased investment, and consolidate the Company’s position as a benchmark in the electricity sector. These are a total of 14 projects aligned with the Company’s 2024–2028 strategic planning, primarily in the areas of procurement, information technology, real estate management, legal and other areas supporting execution of projects.
▪
The sale of 15 small hydroelectric generation plants, to Mang Participações e Agropecuária, was completed: 12 owned by Cemig GT and 3 by Horizontes.
▪
The consumer opinion platform consumidor.gov reported Cemig in second place in customer satisfaction in its sector, 9th in providing solutions, and 7th in response time. This is the best result since 2020, when the Company’ data began to be available on this platform, which allows direct dialog between consumers and companies in solving consumer problems.
▪
Works were started on modernization of the Salto Grande Hydroelectric Plant, in Braúnas, Minas Gerais. This plant, with installed capacity of 102 MW, has been operating for 74 years. The estimated budget is approximately R$ 160 million.

Social

▪
Cemig has joined the Desenrola Brasil (‘Simplify, Brazil’) Program, a federal government initiative for low-income earners who had been put on credit reporting lists between January 2019 and May 2023, to regularize and renegotiate personal debts of up to R$ 20,000 on advantageous terms.
▪
We launched our Program to Combat Moral or Sexual Harassment, Discrimination and Other Forms of Violence in the Workplace, reaffirming our commitment to a safe, respectful and inclusive work environment for all employees.

Governance

▪
Cemig has updated its policy on treatment of personal data and business information. One of the changes allows monitoring of use of the Company’s internal platforms, to protect personal data and corporate information, ensuring that all employees comply with laws, procedures, policies and internal rules.
▪
An update of the Compliance Policy was approved, to include the subject of combating bribery, with reference also to prevention of fraud. This reinforces the Company’s commitment in managing conflicts of interest, and combating any act that could represent deviation from ethical conduct or compliance with legislation, or any internal or external rules.

Cemig in the main sustainability indices

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	32

Indicators

Climate change and renewable energy	1Q24
Indicators
% of generation from renewable sources	100%
Consumption of electricity per employee (MWh)	2.26
Consumption of renewable fuels (GJ)	35,620.00
Consumption of non-renewable fuels (GJ)	851,121.00
Index of energy losses in the national grid (Cemig GT)(%)	2.51
I–REC (renewable-source) certificates sold	1,627,823
Cemig RECs sold [2]	1,667,149
Number of smart meters installed	30,179

Impact and environmental protection

Number of transformers refurbished	233
Percentage of waste sent for reuse	98.00%

Water resources
Water consumption (m³)	47,971.62
Surface Water Monitoring Management Indicator (%)	100

Sustainable social development

Allocation to the Children’s and Adolescents’ Fund (FIA) (R$)	814,970
Allocated to the Fund for the Aged (R$)	814,970
Allocated via the Sports Incentive Law (R$)	1,629,939.79
Number of homes connected via the ‘Energia Legal’ Program	3,714

Health and safety
Accident frequency rate – own plus outsourced employees	3.46
Number of fatal or non-fatal accidents with the population	5

Transparency
% of shares held by members of Boards	0.01
Number of independent members of the Board of Directors	10

Ethics and Integrity
Total accusations received	136
Total completed cases ruled valid or partially valid	47

Diversity and equity
Number of registered employees	4,893
White employees, %	57.1%
African-Brazilian employees, %	38.3%
Mixed-race employees, %	0.5%
Indigenous-origin employees, %	0.1%
Employees not declaring race, %	4.1%
Women in Cemig’s workforce, %	14.1%
Women in leadership positions: %	19.7%
African-Brazilians in leadership positions, %	17.2%
Employees below age 30, %	5.7%
Employees aged 30 to 50, %	60.6%
Employees aged over 50, %	33.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	33

Performance of Cemig’s shares and ADRs

Security	Mar. 2024	2023	Change, %
Prices (2)
CMIG4 (PN) at the close (R$/share)	12.56	11.32	10.97%
CMIG3 (ON) at the close (R$/share)	14.6	14.95	–2.32%
CIG (ADR for PN shares), at close (US$/share)	2.47	2.28	8.45%
CIG.C (ADR for ON shares) at close (US$/share)	2.9	3.12	–7.05%
XCMIG (Cemig PN shares on Latibex), close (€/share)	2.36	1.88	25.53%
Average daily volume
CMIG4 (PN) (R$ mn)	141.77	131.35	7.93%
CMIG3 (ON) (R$ mn)	6.07	7.82	–22.38%
CIG (ADR for PN shares) (US$ mn)	5.83	8.98	–35.08%
CIG.C (ADR for ON shares) (US$ mn)	0.97	0.17	470.59%
Indices
IEE	88,654	94,957	–6.64%
IBOV	128,106	134,185	–4.53%
DJIA	39,807	37,689	5.62%
Indicators
Market valuation at end of period, R$ mn	29,140	27,948	4.26%
Enterprise value (EV), R$ mn (1)	36,665	35,892	2.15%
Dividend yield of CMIG4 (PN) (%) (3)	10.14	11.24	–1.1 pp
Dividend yield of CMIG3 (ON) (%) (3)	8.72	8.53	0.19 pp

(1) EV = (Market valuation [= R$/share x number of shares]) + (Consolidated net debt).
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

The aggregate trading of Cemig's ON and PN shares places it as one of the most traded companies in the Brazilian market. On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q24 was US$355.5 million – reflecting investors’ continued recognition of Cemig as a global investment option.

The benchmark Ibovespa index of the São Paulo Stock Exchange fell 4.53% in the period, while the preferred (PN) shares of Cemig rose 10.97%, the highest gain among companies of the Brazilian power sector, and the common (ON) shares fell 2.32%. In New York the ADRs for Cemig’s preferred shares rose 8.45% in the period, and the ADRs for the common shares fell 7.05%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	34

Cemig generation plants

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	End of concession	Type	Cemig interest
Emborcação	CEMIG GT	1,192	475	May-27	Hydroelectric	100.00%
Nova Ponte	CEMIG GT	510	257	Aug-27	Hydroelectric	100.00%
Três Marias	CEMIG GT	396	227	Jan-53	Hydroelectric	100.00%
Irapé	CEMIG GT	399	198	Sep-37	Hydroelectric	100.00%
Salto Grande	CEMIG GT	102	74	Jan-53	Hydroelectric	100.00%
Sá Carvalho	Sá Carvalho	78	54	Aug-26	Hydroelectric	100.00%
Rosal	Rosal Energia	55	28	Dec-35	Hydroelectric	100.00%
Itutinga	CEMIG G. ITUTINGA	52	27	Jan-53	Hydroelectric	100.00%
Camargos	CEMIG G. CAMARGOS	46	22	Jan-53	Hydroelectric	100.00%
Volta do Rio	CEMIG GT	42	18	Dec-31	Wind	100.00%
Poço Fundo	CEMIG GT	30	17	May-52	Hydroelectric	100.00%
Pai Joaquim	CEMIG PCH	23	14	Oct-32	Hydroelectric	100.00%
Piau	CEMIG G. SUL	18	14	Jan-53	Hydroelectric	100.00%
Praias de Parajuru	CEMIG GT	29	8	Sep-32	Wind	100.00%
Gafanhoto	CEMIG G. OESTE	14	7	Jan-53	Hydroelectric	100.00%
Peti	CEMIG G. LESTE	9	6	Jan-53	Hydroelectric	100.00%
Joasal	CEMIG G. SUL	8	5	Jan-53	Hydroelectric	100.00%
Queimado	CEMIG GT	87	53	Jul-34	Hydroelectric	82.50%
Belo Monte	Norte	1,313	534	Jul-46	Hydroelectric	11.69%
Aimorés	ALIANÇA	149	78	Nov-39	Hydroelectric	45.00%
Amador Aguiar I	ALIANÇA	94	58	Nov-42	Hydroelectric	39.31%
Amador Aguiar II	ALIANÇA	83	49	Aug-36	Hydroelectric	39.31%
Funil	ALIANÇA	81	36	May-40	Hydroelectric	45.00%
Igarapava	ALIANÇA	50	30	Sep-31	Hydroelectric	23.69%
Porto Estrela	ALIANÇA	34	18	Jun-35	Hydroelectric	30.00%
Candonga	ALIANÇA	32	14	Dec-38	Hydroelectric	22.50%
Gravier	ALIANÇA	32	13	Aug-55	Wind	45.00%
Santo Inácio III	ALIANÇA	13	6	Jun-46	Wind	45.00%
São Raimundo	ALIANÇA	10	5	Jun-46	Wind	45.00%
Santo Inácio IV	ALIANÇA	10	5	Jun-46	Wind	45.00%
Garrote	ALIANÇA	10	5	Jun-46	Wind	45.00%
Paracambi	Paracambi Energética	12	10	Jan-34	Hydroelectric	49.00%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep-33	Hydroelectric	49.00%
Pipoca	Hidrelétrica Pipoca	10	6	Dec-34	Hydroelectric	49.00%
Others		117	51
Total		5,153	2,430
Cemig Sim (MWp)	Equity interests	29	-		Solar	49.00%
Cemig Sim (MWp)	Owned	29	-		Solar	100.00%
Total		5,211	2,430

Expansion of Photovoltaic Generation

Plant	Company	Installed Capacity (Mwac)	Capacity (MWp)	Expected start of operation
UFV Advogado Eduardo Soares	Cemig GT	85	105	June 2024
UFV Três Marias Jusante	Cemig GT	70	88	June 2024
Projeto Ouro Solar	Cemig Sim	40.5	57.5	Jun to Sep 2024
Projeto Bloco Azul	Cemig Sim	23	32.6	Jun to Oct 2024
Projeto Solar do Cerrado	Cemig Sim	50	70	Jun to Nov 2025
Total		268.5	353.1

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	35

RAP – July 2023-June 2024 cycle

The RAP of Cemig GT has been increased by 23.5%, as from July, reflecting (i) inflation in the period, (ii) strengthening and enhancements, and (iii) flow from reprofiling of its National Grid (RBSE) component.

Aneel Ratifying Resolution (ReH) 3216/2023 (2023–2024 cycle)
Company	RAP* (R$ ’000)	% Cemig	Cemig (R$ ’000)	Expiration
Cemig	1,143036	100.00%	1,143,036
Cemig GT	1,045,366	100.00%	1,045,366	Dec. 2042
Cemig Itajubá	59,266	100.00%	59,266	Oct. 2030
Centroeste	29,268	100.00%	29,268	Mar. 2035
Sete Lagoas	9,136	100.00%	9,136	Jun. 2041
Taesa	4,052,200	21.68%	878,517
TOTAL RAP			2,021,553

* RAP including amounts of the Adjustment Portion.

Reimbursement for Assets – National Grid**
R$ ’000 – by cycle	2020–2021	2021–2022	2022–2023	2023–2024	From 2024–2025 to 2027–2028
Economic	144,547	144,547	144,547	144,375	39,104
Financial	332,489	88,662	129,953	275,556	275,556
TOTAL	477,036	233,209	274,499	419,931	314,660

** The figures for indemnity of National Grid components are included in the RAP of Cemig (first table).

Note: Cemig currently has state environmental (REA) approval for additional large-scale strengthening and enhancement works, for total capex of R$ 967 million; and for investments of R$ 211 million related to Lot 1 of Auction 02/2022 (with completion of works planned for 2028).

Planned operational startup date	Capex (R$ ’000)	RAP (R$ ’000)
2024	412,095	58,649
2025	288,592	45,673
2026	199,530	31,852
2027	66,657	10,671
2028	211,319	17,749
Total	1,178,193	164,594

Regulatory Transmission Revenue

Regulatory Transmission revenue – 1Q24
R$ ’000	GT	Centroeste	Sete Lagoas
REVENUE	398,861	13,362	3,669
Transmission operation revenue	398,861	13,362	3,669
Taxes on revenue	-35,951	-488	-340
PIS and Pasep taxes	-6,410	-87	-61
Cofins tax	-29,527	-401	-279
ISS tax	-14	0	0
Sector charges	-81,262	-309	-246
Research and Development (R&D)	-2,852	-126	-43
Global Reversion Reserve (RGR)	0	-156	-194
Energy Development Account (CDE)	-63,028	0	0
Electricity Services Inspection Charge (TFSEE)	-1,114	-27	-9
Other charges	-14,268	0	0
Net revenue	281,648	12,565	3,083

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	36

Complementary information

Cemig D

MARKET OF CEMIG D (GWh)
QUARTER	CAPTIVE	TUSD – ENERGY (1)	ETD (2)	TUSD – DEMAND (3)
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9
1Q24	5,930	6,097	12,027	40.4

(1) This refers to the ‘energy’ portion for calculation of the regulatory charges to Free Clients (‘Portion A’).

(2) Total energy distributed (Energia Total Distribuida).

(3) Sum of TUSD billed, according to demand contracted (‘Portion B’)

Cemig D	1Q24	4Q23	1Q23	Change %	Change %
Operational revenue (R$ mn)				4Q – 1Q	1Q – 1Q
Supply of electricity	5,727	6,241	4,722	–8.2%	21.3%
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	323	339	696	–4.7%	–53.6%
TUSD	1,178	1,200	988	–1.8%	19.2%
CVA and Other financial components in tariff adjustments	76	-149	21	–	–
Construction revenue	859	1,053	658	–18.4%	30.5%
Adjustment to expectation of cash flow from reimbursable concession financial assets (New Replacement Value (VNR))	31	22	31	40.9%	0.0%
Others	513	505	394	1.6%	30.2%
Subtotal	8,707	9,211	7,510	–5.5%	15.9%
Deductions	2,737	2,784	2,133	–1.7%	28.3%
Net revenue	5,970	6,427	5,377	–7.1%	11.0%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	37

Cemig D	1Q24	4Q23	1Q23	Change %	Change %
Operational expenses (R$ mn)				4Q – 1Q	1Q – 1Q
People	210	229	225	-8.3%	–6.7%
Employee profit shares	25	24	25	4.2%	0,0%
Post-employment obligations	96	109	73	–11.9%	31.5%
Materials	23	43	25	–46.5%	–8.0%
Outsourced services	446	446	401	0.0%	11.2%
Amortization	217	238	195	–8.8%	11.3%
Operational provisions	191	173	67	10.4%	185.1%
Charges for use of the national grid	875	796	729	9.9%	20.0%
Electricity purchased for resale	2,399	2,598	2,324	–7.7%	3.2%
Construction cost	859	1,053	658	–18.4%	30.5%
Other expenses	99	151	74	–34.4%	33.8%
Total	5,440	5,860	4,796	–7.2%	13.4%

Cemig D	1Q24	4Q23	1Q23	Change %	Change %
Profit and loss accounts				4Q – 1Q	1Q – 1Q
Net revenue	5,970	6,427	5,377	–7.1%	11.0%
Operational expenses	5,440	5,860	4,796	–7.2%	13.4%
Operational profit	530	567	581	–6.5%	–8.8%
EBITDA	746	805	775	–7.3%	–3.7%
Net finance income (expenses)	-109	-73	-93	49.3%	17,2%
Provision for income tax, Social Contribution tax and deferred income tax	-99	-94	-119	5.3%	–16.8%
Net profit	322	401	370	–19.7%	–13.0%

Cemig GT

Cemig GT – Operational revenue	1Q24	4Q23	1Q23	Change %	Change %
(R$ mn)				4Q – 1Q	1Q – 1Q
Sales to final consumers	737	912	1,105	–19.2%	–33.3%
Wholesale supply	429	642	475	–33.2%	–9.7%
Charges for Use of the Transmission Network	162	186	174	–12.9%	–6.9%
Gain on financial updating of Concession grant fee	129	97	135	33.0%	–4.4%
Transactions in electricity on CCEE	28	37	23	–	21.7%
Construction revenue	60	84	39	–28.6%	53.8%
Financial remuneration of transmission contractual assets	149	121	175	23.1%	–14.9%
Other	55	67	49	–17.9%	12.2%
Subtotal	1,749	2,146	2,175	–18.5%	–19.6%
Deductions	346	394	419	–12.2%	–17.4%
Net revenue	1,403	1,752	1,756	–19.9%	–20.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	38

Cemig GT – Operational expenses	1Q24	4Q23	1Q23	Change %	Change %
(R$ mn)				4Q – 1Q	1Q – 1Q
People	83	87	86	–4.6%	–3.5%
Employee profit shares	9	9	10	0.0%	–10.0%
Post-employment obligations	29	34	13	–14.7%	123.1%
Materials	6	7	3	–14.3%	100.0%
Outsourced services	56	47	53	19.1%	5.7%
Depreciation and amortization	84	87	81	–3.4%	3.7%
Operating provisions	9	18	9	–50.0%	0.0%
Charges for use of the national grid	73	67	63	9.0%	15.9%
Electricity purchased for resale	341	549	682	–37.9%	–50.0%
Construction cost	26	63	27	–58.7%	–3.7%
Impairments	23	0	46	0.0%	–50.0%
Put option – SAAG	0	0	33	–	–100.0%
Gain on disposal of investment	-43	-288	-30	–85.1%	43.3%
Other expenses	-3	20	12	–115.0%	–125.0%
Total	693	700	1,088	–1.0%	–36.3%

Cemig GT – Income statements	1Q24	4Q23	1Q23	Change %	Change %
(R$ mn)				4Q – 1Q	1Q – 1Q
Net revenue	1,403	1,752	1,756	–19.9%	–20.1%
Operational expenses	693	700	1,088	–1.0%	–36.3%
Operational profit	710	1052	668	–32.5%	6.3%
Gain (loss) in non–consolidated investees	8	34	70	–76.5%	–88.6%
EBITDA	801	1,173	819	–31.7%	–2.2%
Net finance income (expenses)	–69	–9	6	666.7%	–1250.0%
Provision for income tax, Social Contribution tax and deferred income tax	–155	–233	–134	–33.5%	15.7%
Net profit	494	844	610	–41.5%	–19.0%

Cemig, Consolidated

Revenue from supply of electricity	1Q24	4Q23	1Q23	Change	Change
(GWh)				4Q – 1Q	1Q – 1Q
Residential	3,250	3,289	2,985	–1.2%	8.9%
Industrial	4,130	4,568	4,308	–9.6%	–4.1%
Commercial	2,548	2,441	2,343	4.4%	8.7%
Rural	624	847	526	-26.3%	18.6%
Other	721	798	766	–9.6%	–5.9%
Subtotal	11,273	11,943	10,928	–5.6%	3.2%
Own consumption	8	8	8	0.0%	0.0%
Wholesale supply to other concession holders	4,276	4,742	4,039	–9.8%	5.9%
TOTAL	15,557	16,693	14,975	–6.8%	3.9%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	39

Consolidated – Revenue from supply of electricity	1Q24	4Q23	1Q23	Change	Change
(R$ mn)				4Q – 1Q	1Q – 1Q
Residential	3,126	3,169	2,395	–1.4%	30.5%
Industrial	1,299	1,470	1,440	–11.6%	–9.8%
Commercial	1,674	1,706	1,503	–1.9%	11.4%
Rural	533	642	393	–17.0%	35.6%
Other	541	587	445	–7.8%	21.6%
Subtotal	7,173	7,574	6,176	–5.3%	16.1%
Retail supply not yet invoiced, net	–155	109	13	–242.2%	–
Wholesale supply to other concession holders	1,002	1,235	906	–18.9%	10.6%
TOTAL	8,020	8,918	7,095	–10.1%	13.0%

Consolidated – Net revenue	1Q24	4Q23	1Q23	Change	Change
(R$ mn)				4Q – 1Q	1Q – 1Q
Sales to final consumers	7,017	7,683	6,190	–8.7%	13.4%
Wholesale supply	1,002	1,235	906	–18.9%	10.6%
TUSD	1,169	1,193	980	–2.0%	19.3%
CVA and Other financial components in tariff adjustments	76	–149	21	0.0%	261.9%
Reimbursement to consumers of PIS, Pasep, Cofins tax credits	323	339	696	–4.7%	–53.6%
Transmission revenue	67	94	88	–28.7%	–23.9%
Financial remuneration on transmission contract	151	123	177	22.8%	–14.7%
Transactions in electricity on CCEE	41	66	29	–37.9%	41.4%
Supply of gas	920	953	1,124	–3.5%	–18.1%
Construction revenue	956	1,235	715	–22.6%	33.7%
Others	772	729	638	5.9%	21.0%
Subtotal	12,494	13,501	11,564	–7.5%	8.0%
Taxes and charges reported as deductions from revenue	3,436	3,544	2,917	–3.0%	17.8%
Net revenue	9,058	9,957	8,647	–9.0%	4.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	40

Operational expenses	1Q24	4Q23	1Q23	Change	Change
(R$ mn)				4Q – 1Q	1Q – 1Q
People	324	349	335	–7.2%	–3.3%
Profit shares	39	39	38	0.0%	2.6%
Post-retirement obligations	142	161	103	–11.8%	37.9%
Materials	29	51	29	-43.1%	0.0%
Outsourced services	519	511	467	1.6%	11.1%
Electricity bought for resale	3,511	3,957	3,444	–11.3%	1.9%
Depreciation and amortization	329	351	303	–6.3%	8.6%
Provisions / adjustments for operational losses	140	88	114	59.1%	22.8%
Impairments	23	0	46	0.0%	–50.0%
Charges for use of the national grid	843	762	700	10.6%	20.4%
Gas purchased for resale	510	523	615	–2.5%	–17.1%
Infrastructure construction costs	921	1,211	703	–23.9%	31.0%
Provisions for client default	76	102	8	–25.5%	850.0%
Other operational expenses, net	103	187	66	–44.9%	56.1%
Gain on sale of generation plants	-43	–	–	0.0%	0.0%
Gain on disposal of investment	0	–288	–30	–100.0%	–100.0%
Total	7,466	8,004	6,941	–6.7%	7.6%

Consolidated – Finance income (expenses)	1Q24	4Q23	1Q23	Change	Change
(R$ mn)				4Q – 1Q	1Q – 1Q
Finance income
Income from cash investments	65	128	98	–49.2%	–33.7%
Late fees on sale of electricity	75	71	69	5.6%	8.7%
Inflation adjustment – CVA	2	–5	27	0.0%	–92.6%
Monetary updating on court escrow deposits	18	21	15	–14.3%	20.0%
Pasep and Cofins taxes charged on financial revenues	–41	–56	–43	–26.8%	–4.7%
Gains on financial instruments – Swap	42	–	–	–	–
Foreign exchange variations – Loans and debentures	0	118	104	–100.0%	–100.0%
Others	57	91	60	–37.4%	–5.0%
	218	368	330	–40.8%	–33.9%

Finance expenses
Borrowing cost – Loans and debentures	219	258	242	–15.1%	–9.5%
FX variations – Loans and debentures	59	–	–	–	–
Monetary updating – loans and financings	55	28	72	96.4%	–23.6%
Charges and monetary updating on post–employment liabilities	2	3	8	–33.3%	–75.0%
Updating on PIS, Pasep and Cofins tax repayments	15	23	–	–34.8%	0.0%
Losses on financial instruments – Swap	–	117	13	–100.0%	–100.0%
Other	49	37	101	32.4%	-51.5%
	399	466	436	–14.4%	–8.5%

Net finance income (expenses)	–181	–98	–106	84.7%	70.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	41

Consolidated profit and loss account	1Q24	4Q23	1Q23	Change	Change
(R$ mn)				4Q – 1Q	1Q – 1Q
Net revenue	9,058	9,957	8,647	–9.0%	4.8%
Operational expenses	7,466	8,004	6,941	–6.7%	7.6%
Operational profit	1,592	1,953	1,706	–18.5%	–6.7%
Gain (loss) in non-consolidated investees	91	139	153	–34.5%	–40.5%
Adjustment of investments to fair value	–	9	–	–100.0%	–
EBITDA	2,011	2,452	2,162	–18.0%	–7.0%
Net finance income (expenses)	–181	–98	–106	84.7%	70.8%
Provision for income tax, Social Contribution and deferred income tax	–349	–117	–355	198.3%	–1.7%
Net profit	1,153	1,886	1,398	–38.9%	–17.5%

Cash flow statement	1Q24	1Q23
(R$ mn)
Cash at start of period	1,537	1,441
Cash from operations	1,639	955
Net profit	1,153	1,398
Recoverable taxes	95	–105
Depreciation and amortization	329	303
CVA and Other financial components in tariff adjustments	–76	–21
Gain (loss) in non–consolidated investees	–91	–153
Adjustment of expectation of cash flow from financial and concession contract assets	–368	–378
Interest and inflation adjustment	212	159
Provisions for client default	76	8
Provisions for contingencies	127	78
Other provisions	7	33
Deferred income tax and Social Contribution tax	349	355
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	–323	–696
Gain on disposal of assets	-43	–30
Dividends and Interest on Equity received	56	100
Interest paid on loans and debentures	–64	–98
Variation in fair value of derivative instruments – Swap and options	–42	13
FX variations – loans and debentures	59	–104
Post-retirement obligations	145	111
Other	38	–18
Investment activity	-2,486	–351
Cash investments	–1,598	387
Investees: acquisition of holdings, cash injections	–1	–6
Reduction of share capital in investee	46	0
Sale of generation assets	101	30
PP&E/ Intangible and others/ gas distribution infrastructure	–1,034	–762
Financing activities	1,487	–445
Leasing liabilities paid	–18	–16
Loans and debentures paid	–441	–429
Loans obtained	1,946	0
Total cash available	2,177	1,600

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	43

Statement of financial position – Assets	1Q24	2023
(R$ mn)
CURRENT
Cash and cash equivalents	2,177	1,537
Securities	2,300	774
Consumers, Traders; Concession holders (transmission service)	5,225	5,434
Concession financial and sector assets	926	814
Contractual assets	860	850
Recoverable taxes	528	635
Income and Social Contribution taxes recoverable	249	411
Derivative financial instruments	410	368
Dividends receivable	88	50
Public Lighting Contribution	266	261
Other assets	657	677
Assets classified as held for sale	1,119	58
TOTAL, CURRENT	14,805	11,869
NON–CURRENT
Securities	76	–
Consumers, Traders; Concession holders (transmission service)	42	43
Recoverable taxes	1,325	1,319
Income and Social Contribution taxes recoverable	295	445
Deferred income tax and Social Contribution tax	3,018	3,045
Escrow deposits in litigation	1,267	1,243
Accounts receivable from Minas Gerais State	13	13
Concession financial and sector assets	5,904	5,726
Contractual assets	7,873	7,676
Investments	3,462	4,632
Property, plant and equipment	3,351	3,256
Intangible	15,529	15,249
Right to Use	386	398
Other assets	96	86
TOTAL, NON–CURRENT	42,637	43,131

TOTAL ASSETS	57,442	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	44

Balance sheet – Liabilities	1Q24	2023
(R$ mn)
CURRENT
Suppliers	2,667	3,017
Regulatory charges	453	487
Employees’ and managers’ profit shares	207	165
Taxes	535	644
Income tax and Social Contribution tax	48	111
Interest on Equity, and dividends, payable	3,311	2,924
Loans and debentures	2,714	2,630
Payroll and related charges	231	239
Public Lighting Contribution	419	425
Post-retirement obligations	282	329
Accounts payable for energy generated by consumers	782	705
Amounts to be returned to consumers	531	854
Leasing liabilities	68	79
Other liabilities	599	486
TOTAL, CURRENT	12,847	13,095

NON–CURRENT
Regulatory charges	115	90
Loans and debentures	8,912	7,201
Taxes	358	362
Deferred income tax and Social Contribution tax	1,174	1,112
Provisions	2,264	2,200
Post-employment liabilities	5,153	5,088
Amounts to be returned to consumers	683	664
Leasing liabilities	355	354
Other liabilities	160	178
TOTAL, NON-CURRENT	19,174	17,249
TOTAL LIABILITIES	32,021	30,344

STOCKHOLDERS’ EQUITY
Share capital	11,007	11,007
Capital reserves	2,250	2,250
Profit reserves	13,041	13,041
Equity valuation adjustments	–1,658	–1,648
Retained earnings	775	–
ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	25,415	24,650
ATTRIBUTABLE TO NON-CONTROLLING STOCKHOLDER	6	6
STOCKHOLDERS’ EQUITY	25,421	24,656
TOTAL LIABILITIES AND EQUITY	57,442	55,000

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	45

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect adoption of IFRS.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.	46

OUR ENERGY
TRANSFORMS
INVESTOR RELATIONS
+55 31 3506–5024
ri@cemig.com.br
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CEMIG

4 - Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64 – Company Registry (NIRE): 31300040127

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

SIMULTANEOUSLY HELD ON APRIL 29, 2024

Date, time and place: April 27, 2024, at 2 p.m., remotely, according to CVM Resolution 81/2022.

Call notice and publications: The Meetings were duly called through the publication of the call notice on April 29, 2024, March 30, 2024, and April 1, 2024, on the “O Tempo” newspaper, pages 12, 12, and 16, respectively. The Management Report and the Financial Statements for 2023, as well as the respective supplementary documents, were widely disclosed by the media, made available to shareholders on March 21, 2024, and by the “O Tempo” newspaper, pages 1 to 37, Balance Sheet section, on April 19, 2024. The consolidated summary voting map of votes cast through remote voting forms was released to the market on April 26, 2024, and was available to shareholders for consultation on the Company’s IR website.

Attendance and quorum: The shareholders of Companhia Energética de Minas Gerais - CEMIG attended the Annual Shareholders’ Meeting - ASM (representing 95.18% of common shares and 54.92% of preferred shares) and the Extraordinary Shareholders’ Meeting - AGE (representing 95.19% of common shares and 16.14% of preferred shares). Vice President of Finance and Investor Relations Leonardo George de Magalhães; Legal Superintendent of Corporate Governance Virgínia Kirchmeyer Vieira; Fiscal Council Members João Vicente Silva Machado, Luiz Fernando de Medeiros Moreira and Lucas de Vasconcelos Gonzalez; Audit Committee Members Pedro Carlos de Mello and Roberto Tommasetti; and KPMG’s independent auditor Thiago Rodrigues de Oliveira attended the Meeting.

Presiding Board and installation: Danilo Antônio de Souza Castro, representative of the Minas Gerais State Government, presided over the meeting, and invited me, Virginia Kirchmeyer Vieira, to act as secretary. After the meeting was called to order, the attending shareholders unanimously approved the drawing up of these minutes in a summary form, and shareholders were given the option to cast votes, dissenting votes, or protest, which will be received by the Presiding Board, and registered in the minutes.

Agenda: Resolutions: At the Annual Shareholders’ Meeting: 1 - approve the Management Report and the Financial Statements for the year ended December 31, 2023, accompanied by the respective supplementary documents; 2 - approve the allocation of the profit for 2023 and the Company’s capital budget; 3 - elect the Board of Directors members to a new office term; 4 - elect the Fiscal Council members to a new office term; 5 - set the overall compensation for management, the Fiscal Council members and the Audit Committee members. At the Extraordinary Shareholders' Meeting: 6 - approve the Company’s capital increase through bonuses; 7 - authorize the consolidation of the Company’s Bylaws to reflect said change; 8 - approve the disposal of the direct equity interest of 45% held by Cemig Geração e Transmissão S.A. in the share capital of Aliança Geração de Energia S.A.; and 9 - authorize management to take all the necessary measures to formalize the resolutions above.

Reading of documents and receipt of votes: The reading of documents related to the matter of this meeting was unanimously waived by those present, as its content is fully known by the shareholders. The representative of the Minas Gerais State Government, Dr. Danilo Antônio de Souza Castro, received voting instructions through official letters SEDE/CCGE Numbers 2/2024, dated January 16, 2024; 24/2024, 25/2024, 26/2024, 27/2024, 28/2024, dated March 13, 2024; 30/2024, 31/2024, 32/2024, dated March 15, 2024; 45/2024, 49/2024, 52/2024, dated March 21, 2024; 85/2024, dated April 26, 2024; and 86/2024, dated April 28, 2024.

(Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024)

Resolutions:

1) To unanimously approve, according to the final voting map attached hereto, with 700,177,946 votes in favor, 0 votes against, and 191,312 abstentions, the Management Report and the Financial Statements for the year ended December 31, 2023, accompanied by the respective supplementary documents.

2) To unanimously approve, according to the final voting map attached hereto, with 700,369,258 votes in favor, 0 votes against, and 0 abstentions, the allocation of the profit for 2023, of the following proposal for the allocation of the Net Income for 2023, totaling R$5,764,273 thousand, the balance of realization of the cost attributed to PP&E, totaling R$6,217 thousand, the realization of the unrealized profit reserve, totaling R$834,603 thousand, as follows: (i) R$ 288,214 thousand to be held in Shareholders’ Equity, in the Legal Reserve account, as established by Law 6,404/1976; (ii) R$3,124,577 thousand to the payment of mandatory dividend to the Company’s shareholders, in two equal installments, the first of which by June 30, 2024, and the second by December 30, 2024, as follows: (a) R$2,591,459 thousand declared as Interest On Equity (IOE) and applied to the mandatory dividends, as resolved by the Executive Board upon the declaration of IOE in 2023; (b) R$533,118 thousand declared as mandatory dividends payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the ASM; (iii) R$2,295,105 thousand to be held in Shareholders’ Equity, in the Retained Earnings Reserve account, to guarantee the Company’s consolidated investments planned for 2024, as per the capital budget; (iv) R$62,594 thousand to be held in Shareholders’ Equity, in the Tax Incentives Reserve account, referring to tax incentives linked to investments in the Sudene region. The Unrealized Profit Reserve will remain with a balance of R$834,603, considering the reversal of the reserve created in 2022 and the new reserve in the same value created in 2023. Mandatory dividends will be paid in 2 (two) equal installments, the first of which by June 30, 2024, and the second by December 30, 2024, and the Executive Board will be responsible for determining the places and methods of payment.

3) To elect the Board of Directors members to a new office term of 2 (two) years, that is, until the Annual Shareholders’ Meeting to be held in 2026:

Before the start of the deliberation, it is hereby recorded that: (i) there was a timely request for the adoption of multiple voting made by shareholders of over 5% (five percent) of the voting capital; (ii) a member that would be the representative of the employees will not be elected, as such professional has already been chosen by peers in a specific electoral process, as provided for by Law 13,303/2016 and, therefore, an election through multiple voting does not apply to such Board Member. It is hereby recorded that José João Abdalla Filho was appointed by the shareholder FIA Dinâmica, and Nelson Fontes Siffert Filho was appointed by BNDESPAR, but they were not included in the Remote Voting Form due to CVM’s legal deadline. However, these appointments were disclosed through a notice to shareholders.

(i) In a separate voting session, with 607,309,187 votes in favor, 75,192,568 votes against, and 121,809,985 abstentions of the attributed shares, the following person was elected as representative of shareholders of preferred shares, pursuant to article 141, paragraph 4, item II of Brazilian Corporate Law: Aloísio Macário Ferreira de Souza, Brazilian citizen, married, accountant, holder of identification document 04.565.759-0, and inscribed in the register of individual taxpayers (CPF) under number 540.678.557-53.

(ii) Then, it was communicated, under the terms of the implementation of the multiple voting procedure, that the minimum number of shares to elect a member is 612,823,10. Therefore, through said procedure, the following persons were appointed and voted on, by a majority vote, as per the voting map attached hereto:

with appointment by the majority shareholder, according to Official Letters SEDE/CCGE Numbers 24/2024, 25/2024, 26/2024, 27/2024, 28/2024, dated March 13, 2024:

(Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024)

(a) Afonso Henriques Moreira Santos, Brazilian citizen, married, electrical engineer, holder of identification document MG737.136, SSP/MG, and inscribed in the register of individual taxpayers (CPF) under number 271.628.506-34, with 755,374,684 votes in favor;

(b) José Reinaldo Magalhães, Brazilian citizen, married, economist, holder of identification document number M-607363, SSP/MG, and inscribed in the register of individual taxpayers (CPF) under number 227.177.906-59; with 753,771,421 votes in favor;

(c) Márcio Luiz Simões Utsch, Brazilian citizen, widowed, bachelor of Law, holder of identification document number M-1.167.351, SSP/MG, and inscribed in the register of individual taxpayers (CPF) under number 220.418.776-34, with 753,114,641 votes in favor;

(d) Marcus Leonardo Silberman, Brazilian citizen, married, engineer, holder of identification document number 048.168-298, IFP/RJ, and inscribed in the register of individual taxpayers (CPF) under number 812.435.887-72; with 647,059,953 votes in favor;

(e) Ricardo Menin Gaertner, Brazilian citizen, married, lawyer, holder of identification document number 164.495, OAB/SP, and inscribed in the register of individual taxpayers (CPF) under number 253.726.208-54, with 160,661,304 votes in favor, under the terms of Paragraph 7 of Article 141 of Law 6,404/76 c/c Article 13, item I of Law 13,303/2016.

With appointment by the shareholder Fundo de Investimentos em Ações Dinâmica Energia-FIA Dinâmica, through letters sent, dated April 3, 2024 and April 18, 2024:

(f) Roger Daniel Versieux, Brazilian citizen, married, lawyer, holder of identification document number 80.710, OAB/MG, and inscribed in the register of individual taxpayers (CPF) under number 000.072.546-36, with 612,844,727 votes in favor;

(g) José João Abdalla Filho, Brazilian citizen, single, economist, holder of identification document number 1.439.471, SSP/SP, and inscribed in the register of individual taxpayers (CPF) under number 245.730.788-00, with 612.823.103 votes in favor;

With appointment by the shareholder BNDES Participações S.A.-BNDESPAR, as per Letter AMC/DEPAC2 04/2024, dated April 26, 2024:

(h) Nelson Fontes Siffert Filho, Brazilian citizen, married, economist, inscribed in the register of individual taxpayers (CPF) under number 770.209.607-15, with 574,054,488 votes in favor.

It is hereby recorded that candidate Nelson Fontes Siffert Filho, appointed by BNDESPAR, did not receive sufficient votes to be elected.

It is hereby recorded that BNDESPAR expressed disagreement in writing, separately, with the Presiding Board’s understanding on multiple voting, which was received and initialed by the Board. At the time, the Presiding Board clarified that the definition of the number of Board of Directors members is the charge of the shareholders, in such a way that the implementation of Article 141, Paragraph 7 of Brazilian Corporate Law is appropriate for 9 (nine) Board members, as established in the Company’s Bylaws, and included in the materials made available to shareholders for the holding of the Meeting.

It is also hereby recorded that Board Member Anderson Rodrigues, Brazilian citizen, divorced, electrical engineer, holder of identification document number M5399771 SSP/MG and inscribed in the register of individual taxpayers (CPF) under number 794.671.566-87, was reelected as representative of the Company’s employees, in a specific electoral process held on March 28, 2024.

By reason of the aforementioned resolution, the Board of Directors of Companhia Energética de Minas Gerais – CEMIG will now be composed as follows, all of whom with business address at Avenida

(Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024)

Barbacena, 1200, Edifício Júlio Soares, Santo Agostinho, CEP 30.190-131, in the city of Belo Horizonte, except for Marcus Leonardo Silberman, who resides abroad, with address to receive summons and notices, under the terms of Paragraph 2, Article 146 of Law 6,404/76, at Rua General Garzon, 22, salas 306 e 307, CEP 22.470-010, Lagoa, in the city and state of Rio de Janeiro:

Afonso Henriques Moreira Santos (majority shareholder)
José Reinaldo Magalhães (majority shareholder)
Márcio Luiz Simões Utsch (majority shareholder)
Marcus Leonardo Silberman (majority shareholder)
Ricardo Menin Gaertner (majority)
Aloísio Macário Ferreira de Souza (preferred shares)
Roger Daniel Versieux (minority shareholders)
José João Abdalla Filho (minority shareholders)
Anderson Rodrigues (employee representative)

It is hereby recorded that the Board of Directors members elected herein underwent previous analysis by the governance bodies, including the Company’s Statutory Audit Committee, with no obstacles to the election being recorded, and declared, in advance, that they do not incur in any prohibition to exercise a commercial activity, meet the legal requirements, and do not fit into any of the prohibitions described in Laws 6,404/1976 and 13,303/2016, and other applicable rules and regulations. They have also undertaken to know, observe, and respect the principles, ethical values, and regulations applicable in the Professional Code of Conduct and Declaration of Ethical Principles of Cemig, and in the Code of Ethical Conduct of the Public Servants and Senior Management of the Minas Gerais State Government. It is hereby recorded that all Board of Directors members appointed in the Remote Voting Form - RVF, elected by a majority vote, declared independence, under the terms of Exhibit K of CVM Resolution 80/2022.

4) To elect the Fiscal Council members to a new office term of 2 (two) years, that is, until the Annual Shareholders’ Meeting to be held in 2026:

(i) as per letter dated April 3, 2024, in a separate voting session, as sitting member, Michele da Silva Gonsales Torres, Brazilian citizen, married, lawyer, holder of identification document number 33347425-9, SSP/SP, and inscribed in the register of individual taxpayers (CPF) under number 324.731.878-00, and her respective alternate Paulo Roberto Bellentani Brandão, Brazilian citizen, married, lawyer, holder of identification document number 30.748.392-7, and inscribed in the register of individual taxpayers (CPF) under number 308.840.788-09, with 799,718,209 votes in favor, 318,899 votes against, and 4,274,637 abstentions; and

(ii) as per letter dated April 3, 2024, elected by the minority shareholders as sitting member, João Vicente Silva Machado, Brazilian citizen, single, lawyer, holder of identification document number 60.942, OAB/SC, and inscribed in the register of individual taxpayers (CPF) under number 043.915.559-21, and his respective alternate Ricardo José Martins Gimenez, Brazilian citizen, single, lawyer, holder of identification document number 13.147.299, and inscribed in the register of individual taxpayers (CPF) under number 103.381.768-61, with 243,292,358 votes in favor, 82,007,784 votes against, and 375,069,116 abstentions.

(iii) Appointed by the majority shareholder, State of Minas Gerais:

(a) as per Official Letters SEDE/CCGE Numbers 49/2024, dated March 21, 2024, and 2/2024, dated January 16, 2024, as sitting member, Carlos Roberto de Albuquerque Sá, Brazilian citizen, married, economist and accountant, holder of identification document 8842-0, CRE/RJ, and inscribed in the register of individual taxpayers (CPF) under number 212.107.217-91, and his respective alternate Carlos Alberto Arruda de Oliveira, Brazilian citizen, single, administrator, holder of identification document M415.606, issued by SSP/MG, and inscribed in the register of individual taxpayers (CPF)

(Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024)

under number 343.613.166-00, with 381,795,368 votes in favor, 82,007,784 votes against, and 236,566,106 abstentions;

(b) as per Official Letters SEDE/CCGE Numbers 45/2024, dated March 21, 2024, and 30/2024, dated March 15, 2024 as sitting member, Lucas de Vasconcelos Gonzalez, Brazilian citizen, married, bachelor of Law, holder of identification document MG 13.950.416, SSP/MG, and inscribed in the register of individual taxpayers (CPF) under number 095.574.846-16, and his respective alternate Luiz Fernando Medeiros Moreira, Brazilian citizen, married, accountant and administrator, holder of identification document MG 372627, SSP/MG and inscribed in the register of individual taxpayers (CPF) under number 216.681.166-34, with 381,795,368 votes in favor, 82,007,784 votes against, and 236,566,106 abstentions;

(c) as per Official Letters SEDE/CCGE Number 45/2024, dated March 21, 2024, and 30/2024, dated March 15, 2024, as sitting member, Pedro Bruno Barros de Souza, Brazilian citizen, married, administrator, holder of identification document 4.389.771, SSP/DF, and inscribed in the register of individual taxpayers (CPF) under number 069.734.746-08, and his respective alternate Rodrigo Rodrigues Tavares, Brazilian citizen, married, lawyer, holder of identification document 11.884.723, SSP/MG, and inscribed in the register of individual taxpayers (CPF) under number 068.856.846-78, with 381,795,368 votes in favor, 82,007,784 votes against, and 236,566,106 abstentions.

By reason of the aforementioned resolution, the Fiscal Council of Companhia Energética de Minas Gerais – CEMIG is now composed as follows, all of whom with business address at Avenida Barbacena, 1200, Edifício Júlio Soares, Santo Agostinho, CEP 30.190-131, in the city of Belo Horizonte.

Sitting Members
Carlos Roberto de Albuquerque Sá (majority shareholder)
Lucas de Vasconcelos Gonzalez (majority shareholder)
Pedro Bruno Barros de Souza (majority shareholder)
Michele da Silva Gonsales Torres (preferred shares)
João Vicente Silva Machado (minority shareholder)
Alternates
Carlos Alberto Arruda de Oliveira (majority shareholder)
Luiz Fernando Medeiros Moreira (majority shareholder)
Rodrigo Rodrigues Tavares (majority shareholder)
Paulo Roberto Bellentani Brandão (preferred shares)
Ricardo José Martins Gimenez (minority shareholders)

It is hereby recorded that the elected Board of Directors members underwent previous analysis by the governance bodies, including the Company’s Statutory Audit Committee, with no obstacles to the election being recorded, and declared, in advance, that they do not incur in any prohibition to exercise a commercial activity, meet the legal requirements, and do not fit into any of the prohibitions described in Laws 6,404/1976 and 13,303/2016, and other applicable rules and regulations. They have also undertaken to know, observe, and respect the principles, ethical values, and regulations applicable in the Professional Code of Conduct and Declaration of Ethical Principles of Cemig, and in the Code of Ethical Conduct of the Public Servants and Senior Management of the Minas Gerais State Government.

5) To approve, by a majority vote, as per the final voting map attached hereto, with 613,707,421 votes in favor, 86,652,640 votes against, and 9,197 abstentions, the setting of the overall compensation for management, the Fiscal Council members, and the Audit Committee members, in the amount of R$35,265,000.00 (thirty-five million, two hundred and sixty-five thousand reais) for the cycle between April 2024 and March 2025, with individual distribution to be resolved on by the Board of Directors.

(Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024)

“Shareholder BNDES Participações S.A.-BNDESPAR stated the following: “Shareholder BNDES Participações S.A. hereby casts its vote against the management compensation proposal, as it believes that although the overall compensation is in line with the market, the existence of fixed compensation for the fiscal council alternate members is not in line with best corporate governance practices and should be avoided.”

6) To unanimously approve, according to the final voting map attached hereto, with 700,451,437 votes in favor, 0 votes against, and 0 abstentions, the capital increase through share-based bonuses:

(i) approval of the Company’s Share Capital increase from R$11,006,853,440.00 (eleven billion, six million, eight hundred and fifty-three thousand, four hundred and forty reais) to R$14,308,909,475.00 (fourteen billion, three hundred and eight million, nine hundred and nine thousand, four hundred and seventy-five reais), issuing 660,411,207 (six hundred and sixty million, four hundred and eleven thousand, and two hundred and seven new shares, of which 220,754,287 (two hundred and twenty million, seven hundred and fifty-four thousand, two hundred and eighty-seven) registered common shares, at the nominal value of R$5.00 (five reais) each and 439,656,920 (four hundred and thirty-nine million, six hundred and fifty-six thousand, nine hundred and twenty) registered preferred shares, at the nominal value of R$5.00 (five reais) each, through the capitalization of R$1,856,628,405.00 (one billion, eight hundred and fifty-six million, six hundred and twenty-eight thousand, four hundred and five reais), arising from the capital reserve and R$1,445,427,630.00 (one billion, four hundred and forty-five million, four hundred and twenty-seven thousand, six hundred and thirty reais) from the retained earnings reserve, by means of share-based bonuses, distributing to shareholders, as a consequence, a bonus of 30% consisted of new shares of the same type of the former ones, at the nominal value of R$5.00 (five reais);

(ii) (1) item “i” approved by the Shareholders’ Meeting, to authorize the change of the “head section” of Article 4 of the Bylaws, to the new wording as follows: “Article 4 - The Company’s Share Capital is R$14,308,909,475.00 (fourteen billion, thee hundred and eight million, nine hundred and nine thousand, four hundred and seventy-five reais), represented by: a) 956,601,911 (nine hundred and fifty-six million, six hundred and one thousand, nine hundred and eleven) registered common shares, at the nominal value of R$5.00 (five reais) each; and b) 1,905,179,984 (one billion, nine hundred and five million, one hundred and seventy-nine thousand, nine hundred and eighty-four) registered preferred shares, at the nominal value of R$5.00 (five reais) each”;

(2) the following measures related to the bonuses, to be taken by the Executive Board: a) to grant a 30.00% bonus consisting of new shares of the same type of the former ones, at the nominal value of R$5.00 (five reais), to shareholders of shares that are part of the share capital, registered in the “Book of Registry of Registered Shares” on the date of the holding of the Shareholders’ Meeting that will resolve on this proposal; b) To determine that all shares resulting from said bonus will be entitled to the same rights granted to shares that gave rise to the bonus, excluding resolved payments; c) to trade in, on the stock exchange, whole numbers of registered shares resulting from the sum of remaining fractions arising from said bonus; and d) to proportionally distribute to shareholders the net result of the sale of fractions on the same date of payment of the second installment of mandatory dividends for 2023, i.e., by December 30, 2024.

7) To unanimously approve, according to the final voting map attached hereto, with 700,451,437 votes in favor, 0 votes against, and 0 abstentions, the consolidation of the Company’s Bylaws, attached hereto as Exhibit 1, to reflect the aforementioned changes.

8) To approve, by a majority vote, as per the final voting map attached hereto, with 618,443,653 votes in favor, 82,007,784 votes against, and 0 abstentions, the sale of the direct equity interest of 45% held by Cemig Geração e Transmissão S.A. in the share capital of Aliança Geração de Energia S.A. to Vale S.A., according to the information about the transaction contained in Exhibit 12 to the Management Proposal; and

(Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024)

9) To authorize, by a unanimous vote, according to the final voting map attached hereto, with 700,451,437 votes in favor, 0 votes against, and 0 abstentions, Management to practice all acts necessary for the implementation of the aforementioned resolutions.

Closure: After offering the floor to anyone who intended to speak, as there were no other declarations, the minutes were drawn up, read, unanimously approved, and signed by me, Virginia Kirchmeyer Vieira, Secretary, according to the applicable law.

Virginia Kirchmeyer Vieira, Secretary

Danilo Antônio de Souza Castro, Chair and Representative of the Minas Gerais State Government

Leonardo George de Magalhães, Chief Financial and Investor Relations Officer

João Vicente Silva Machado, Luiz Fernando de Medeiros Moreira, and Lucas de Vasconcelos Gonzalez, by the Fiscal Council

Pedro Carlos de Mello and Roberto Tommasetti, by the Audit Committee

Thiago Rodrigues de Oliveira, by KPMG.

Christiano Marques de Godoy, by FIDELITY COMMON CONTRACTUAL FUND II/FIDELITY GLOBAL EMERGING MARKETS EQUITY FUND, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS; STICHTING JURIDISCH EIGENDOM FGR VGZ; AMUNDI ESG GLOBAL LOW CARBON FUND; CPR INVEST; AMUNDI INDEX SOLUTIONS; AMUNDI FUNDS; STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF; PREDIQUANT A3; STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V.; STICHTING PENSIOENFONDS GASUNIE; BEST INVESTMENT CORPORATION; M&G FUNDS 1 MFS GLOBAL EMERGING MARKETS EQUITY FUND.

Daniel Alves Ferreira, by FUNDO DE INVESTIMENTO DE AÇÕES DINÂMICA ENERGIA.

Raphael Gustavo Ferreira, by BNDES Participações S.A.-BNDESPAR.

Remote Voting Form: Document filed in the Company, pursuant to article 130, paragraph 1, subitem “a”, of Law 6,604/76.

(Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 29, 2024)

5 - Notice to the Market dated May 8, 2024 – Moody's upgrades Cemig ratings

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

Moody's upgrades Cemig ratings

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that the credit rating agency Moody’s Local BR (“Moody’s Local”) has upgraded the Company’s corporate credit rating and the issuer ratings of its wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. on the national scale, from “AA.br“ to “AA+.br” with a stable outlook.

Accordingly, the Company now holds the same ratting (AA+.br) on the national scale from the three major credit rating agencies, namely Moody’s, S&P, and Fitch.

The Company’s current rating reflects the recognition of the results achieved by Cemig in recent past years, the significant improvement of its financial and operational indicators, and its risk management.

The Company reaffirms its commitment to increase liquidity and improve its capital structure by extending its debt profile, strategically managing its liabilities, and reducing its capital cost.

Belo Horizonte, May 08, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

6 - Notice to Shareholders dated June 17, 2024 - First Payout Installment

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

First Payout Installment

We hereby inform our shareholders that CEMIG will pay the first payout installment related to fiscal year 2023, as follows, on June 28, 2024:

Type of Payout	Approval Date	Date “with rights”	Date “ex-rights”	Per common/preferred share (R$)	Total Amount (R$ thousand)

Interest on Equity	12/14/2023	12/21/2023	12/22/2023	0.300510398	661,281
Interest on Equity	09/20/2023	09/25/2023	09/26/2023	0.094971448	208,987
Interest on Equity	06/20/2023	06/23/2023	06/26/2023	0.096953702	213,349
Interest on Equity	03/22/2023	03/27/2023	03/28/2023	0.096392018	212,113
Dividends	04/29/2024	04/29/2024	04/30/2024	0.121134301	266,559
TOTAL				0.709961867	1,562,289

As for the payment of Interest on Equity - IoE, a 15% income tax will be withheld, except for shareholders exempt from said withholding, pursuant to legislation in force.

Shareholders whose bank details are updated with the Custodian Bank of CEMIG's Registered Shares (Banco Itaú Unibanco S.A.) will have their credits automatically made on the first payment day. If a shareholder does not receive the aforementioned credit, he/she shall go to a branch of Banco Itaú Unibanco S.A. to update his/her registration data. The payment related to the shares held in custody by Companhia Brasileira de Liquidação e Custódia - CBLC will be credited to that entity, and the Depository Brokers will be responsible for transferring them to shareholders.

Belo Horizonte, June 17, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

7 - Notice to Shareholders dated June 18, 2024 - Declaration of Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.
Gross amount: R$429,709,000.00 (four hundred and twenty-nine million, seven hundred and nine thousand reais).

2.
Gross amount per share: R$0,15021208844 per share, to be paid with the mandatory minimum dividend for 2024, with a 15% withholding income tax, except for shareholders exempt from said tax, under the law in force.

3.
Date “with rights”: shareholders of record on June 21, 2024 holding common and preferred shares will be entitled to the payment.

4.
Date “ex-rights”: June 24, 2024.

5.
Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2025, and the second by December 30, 2025.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, June 18, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

8 - Notice to the Market dated June 27, 2024 – CEMIG suspends the auction of four SHPs/HPPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG suspends the auction of four SHPs/HPPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly held company and a wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, in continuity to the Notice to the Market disclosed on April 01, 2024, it has suspended the auction at B3 for the Onerous Transfer of the Right to Operate the Electric Power Generation Services for its plants Machado Mineiro, Sinceridade, Martins and Marmelos. The suspension was due to the lack of proposals according to the Auction Notice.

The Company will reassess the project and reaffirms its commitment in pursuing the optimization of its asset portfolio, operational efficiency and capital allocation.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, according to the applicable regulation, and in compliance with the restrictions outlined in CVM rules and other applicable laws.

Belo Horizonte, June 27, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer